Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of February 18, 2015, should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2014. Unless otherwise indicated, all amounts are presented in US dollars.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 92.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, Zambia and other jurisdictions in which the Company does or may carry on business in the future; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit rating; the impact of inflation; operating or technical difficulties in connection with mining or development activities; the speculative nature of mineral exploration and development; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; employee relations; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these

BARRICK YEAR-END 2014	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form

40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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BARRICK YEAR-END 2014	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

Our Business and Strategy

Our Business

Barrick is one the world’s leading gold mining companies with annual gold production and gold reserves that are the largest in the industry. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We have 14 producing gold mines, located in Canada, the United States, Peru, Argentina, Australia, the Dominican Republic and Papua New Guinea. We also hold a 63.9% equity interest in Acacia Mining plc (“Acacia”), formerly African Barrick Gold plc, a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. Our copper business contains copper mines located in Chile and Zambia and a mine progressing through operational readiness located in Saudi Arabia. We also have projects located in South America and the United States. We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market; gold and copper concentrate is sold to independent smelting companies; and copper cathode is sold to various manufacturers and traders.

Our Strategy

Barrick’s strategy is anchored in five pillars:

—	An entrepreneurial structure;
—	Our balance sheet and financial flexibility;
—	Maximizing free cash flow;
—	A focus on our best assets and regions; and
—	Profitable growth in the Americas.

Entrepreneurial Structure

Barrick became the world’s leading gold company by pursuing its founding purpose: the generation of wealth for its owners, employees, and the communities with which it partners. Those who founded and first led the company were committed to a culture of partnership and the values underpinning such a culture: trust, transparency, shared responsibility and accountability, and a sense of emotional and financial ownership.

A small head office managed the company with a balance of entrepreneurialism and prudence, focusing on only a few core activities: defining and implementing strategy, allocating human and financial capital, and fulfilling the obligations required of a public company. Leaders at the operational level had greater autonomy, responsibility, and accountability, functioning as business owners. Free from bureaucracy and middle management, they focused on maximizing free cash flow, and the head office focused on allocating that cash flow to maximize shareholder returns.

We have cut our head office by close to half and eliminated all management layers between Toronto and the mines. What remains are shared service centers in the field that provide support directly to our mines and projects, with costs charged directly to the relevant operation.

Along with managing financial capital, managing our talent is a central responsibility of Barrick’s leaders. Attracting, retaining and developing exceptional people are a fundamental component of our partnership culture. Accordingly, we have extended our innovative partnership plan to 35 leaders across the business. Each year, these leaders will be graded on their collective performance, as measured against a transparent long-term scorecard disclosed to shareholders in advance. A significant portion of their total compensation, if earned, will be long-term in nature, awarded in units that convert into Barrick common shares which cannot be sold until an individual retires or leaves the company. A smaller proportion of total compensation, if earned, will be in the

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form of annual bonuses, determined for each individual based on a personal scorecard tailored to the individual’s specific responsibilities. This plan increases financial and emotional ownership among our senior leaders, and will deepen to include new partners over time.

Restoring a Strong Balance Sheet

For many years, Barrick had the only A-rated balance sheet in the gold industry. Prudent financial management was a bedrock principle of the company. Our current level of debt is inconsistent with that principle, and that inconsistency is reflected in the company’s share price. As we return to our original values, no priority is more important than restoring a strong balance sheet.

We are targeting to reduce our net debt by at least $3 billion by the end of 2015. The company has a number of options to achieve this goal, including the following levers:

—	Maximizing free cash flow by implementing a leaner, decentralized operating model with more efficient capital spending, reduced general and administrative (“G&A”) costs, and profitable growth;
—	Disposal of non-core asset, beginning with a process to sell the Porgera Joint Venture and Cowal mine;
—	Joint ventures and strategic partnerships if and where they make sense.

Our strong liquidity means the company can tackle its debt in a disciplined manner. We have less than $1 billion in debt due over the next three years, a $4 billion undrawn credit facility, and $2.7 billion in cash at the end of 2014.

Maximizing Free Cash Flow

A return to the lean, decentralized operating model that underpinned Barrick’s early success is freeing up our country and mine managers to focus on maximizing free cash flow across the business.

As part of this transformation, we expect to realize $30 million in savings from reduced general and administrative expenditures and overhead costs in 2015. These savings are projected to reach $70 million on an annualized basis in 2016. We expect more to follow, as our leaders focus on maximizing cash flow without the constraints of bureaucracy and unnecessary management layers.

We are reducing the size of our head office by close to half, from 260 positions in 2014 to 140 positions in 2015. As a result, our corporate administration expense is expected to be about $145 million this year, and even lower in 2016.

We have eliminated all management layers between the head office and our operations; what remains are shared service centers that provide support directly to our mines and projects. These costs will no longer be reported as G&A. They will be charged directly to the mines and projects that use the services, and will be reflected in operating costs. Services that are not required will be eliminated, driving further cost savings.

In addition, we are taking steps to improve the efficiency of our procurement and supply chain practices, freeing up working capital by reducing inventories. We also expect to generate additional free cash flow over the next 12 months through better integration of mine site maintenance programs and our global procurement and logistics system.

Innovation also plays a key role in improving efficiency and unlocking the cash-generating potential of our assets. We see this in action at Goldstrike, where a revolutionary new cyanide-free processing technology developed in-house at Barrick is allowing us to accelerate cash flow from about four million stockpiled ounces of gold (see page 51 for more details). Our in-house research and development team has also developed a patented flotation technology capable of utilizing sea water, reducing demand on scarce fresh water resources. We will continue to develop industry-leading processing technologies, while expanding our focus to include more efficient ways to use water and power at our operations.

Best Assets and Regions

Barrick’s five cornerstone mines in the Americas are expected to account for 60 percent of our production in 2015 at average all-in sustaining costs of $725-$775 per ounce. At two grams per tonne, these mines have an average reserve grade more than double that of our peer group average1. They are among the most attractive assets in the entire gold industry, generating strong free cash flow even in today’s gold price environment, while offering exceptional leverage to higher gold prices.

We maintain a strong competitive advantage in Nevada and the Andean region in South America underpinned by proven operating experience, a critical mass of infrastructure, technical and exploration expertise, and established partnerships with host governments and communities. We believe these regions provide the best opportunities to generate returns for shareholders, and

1 Comparison based on the average overall reserve grade for Goldcorp Inc., Kinross Gold Corporation, Newmont Mining Corporation and Newcrest Mining Limited as reported in each of the Kinross and Newcrest reserve reports as of December 31, 2014, and as reported in each of the Goldcorp and Newmont reserve reports as of December 31, 2013.

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we will therefore give them the majority of our focus. Divestments outside of the Americas, including the Porgera Joint Venture and the Cowal mine, will further center the company’s portfolio on its strongest assets.

Two-thirds of our 2015 exploration budget of $220-$260 million is focused on high-quality, brownfield projects, with the remainder targeted at emerging discoveries that have the potential to become profitable mines. Approximately 85 percent of the total exploration budget is allocated to the Americas and about half of the budget will be directed to Nevada.

Growth in the Americas

This year, Barrick is advancing growth opportunities at or near existing operations in Nevada, with four prefeasibility studies on track for completion in 20152.

We also have within our portfolio a number of the world’s largest undeveloped gold deposits, including Pascua-Lama, Donlin Gold and Cerro Casale. These projects offer leverage to higher gold prices, with more than 38 million ounces of gold in reserves (100 percent basis) and more than 50 million ounces of gold in measured and indicated resources (100 percent basis). They provide the company with a platform for long-term growth in a higher gold price environment. In the meantime, we will work to optimize the economics of these projects, spending the minimum required to maintain them as development options within our portfolio. As with all our investments, we will only proceed with construction if these projects meet our capital allocation objectives and with a robust execution plan to ensure execution on budget and on schedule.

—	Goldrush – Major new discovery near existing infrastructure (see page 49)
—	Turquoise Ridge – A core mine in the making (see page 59)
—	Cortez – High-grade underground expansion (see page 49)
—	Spring Valley – Low capital cost, heap leach project

The Spring Valley project, 70 percent owned by Barrick and located approximately 75 miles west of Cortez, is a low capital cost, oxide heap leach project with excellent potential to become another standalone mine in Nevada. Barrick reported an initial measured and indicated resource of 1.3 million ounces (70% basis) averaging 0.66 grams per tonne and an inferred resource of 0.6 million ounces (70% basis) averaging 0.62 grams per tonne for Spring Valley at the end of 2014. In addition,

[2]	Complete mineral reserve and mineral resource data for each of these projects and all other mines and projects referenced in this MD&A, including tonnes, grades and ounces, can be found on page 93-98.

there is good potential to expand the current resource at higher gold prices. The company expects to complete a prefeasibility study in late 2015.

Pascua-Lama

During the fourth quarter of 2013, Barrick announced the temporary suspension of construction at its Pascua-Lama project, except for those activities required for environmental and regulatory compliance. The ramp-down was completed on schedule and budget in mid-2014 and the mine is now on care and maintenance. In 2015, Barrick anticipates expenditures of approximately $170 to $190 million for the project, including approximately $140 to $150 million3 for care and maintenance, including water management system costs, and approximately $30 to $40 million4 for other project costs, including those related to permit obligations in Argentina and Chile.

Barrick is engineering the permanent water management system and assessing the permitting requirements for construction with Chilean regulators. The engineering studies indicate that an increase in the capacity of the water management system may be required above the volume approved in the project’s Chilean environmental approval. We expect to submit our application for the new water management system by June 2015, with permitting taking about two years.

A decision to re-start development of the project will depend on improved economics and more certainty regarding legal and permitting matters. The Company will preserve the option to resume development of this asset, including by completing a new execution plan to optimize remaining construction activities.

Donlin Gold

The 50% owned Donlin Gold project located in Alaska is one of the largest undeveloped gold deposits in the world. In terms of size, grade, and jurisdictional safety, Donlin Gold is an excellent asset in Barrick’s portfolio with significant leverage to the price of gold.

The Donlin Gold project has approximately 39 million ounces of contained gold (100% basis) in the measured and indicated resource categories (approximately 8 million tonnes grading 2.52 g/t (measured) and 533 million tonnes grading 2.24 g/t (indicated)). In addition to its already large mineral endowment, the project also has exploration potential which could expand the current open pit resource.

[3]	This amount is expected to be expensed.
[4]	This amount is expected to be capitalized.

BARRICK YEAR-END 2014	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

Under our disciplined capital allocation framework, we have continued to work with our partner, Novagold Resources, to advance the Donlin Gold project. Current activities, by which we maintain and enhance the option value of this project at a modest cost, are focused on permitting, community outreach and workforce development. In 2014, Donlin Gold secured long-term surface use rights and significantly advanced the permitting of the Donlin Gold project which is now about halfway complete.

Barrick is working closely with its partner on alternatives designed to minimize initial capital outlay. The outcome of that effort may include engagement of third party operators and exploring possibilities for third party financing of some capital intensive infrastructure. Collectively, we are also investing about $3 million (100% basis) on technical studies to identify potential design and execution enhancements. Donlin Gold has substantial leverage to gold prices and has the potential to add significant value to Barrick and its future growth pipeline in a higher gold price environment.

Any decision to proceed with development, either as currently envisaged, or in an optimized scenario, will depend on the project meeting Barrick’s minimum hurdle rate which will depend in large part on the prevailing gold prices and market conditions.

Risks to Achieving our Strategy

Risk is an inherent component of our business. Delivery on our vision and strategic objectives depends on our ability to understand the uncertainties, threats and opportunities in our world and respond effectively. Enterprise risk management (“ERM”) is focused on top-level business risks and provides a framework to:

•	Identify, assess and communicate inherent and residual risk;
•	Embed ERM responsibilities into the operating model;
•	Integrate risk responses into strategic priorities and business plans; and
•	Provide assurance to the Executive Committee and relevant Committees to the Board of Directors on the effectiveness of control activities.

Our business is subject to risks in financial, regulatory, strategic and operational areas. In managing risk, management focuses on the risk factors that impact our ability to operate in a safe, profitable and responsible manner, including:

Financial and regulatory risk factors

•	fluctuations in the spot and forward prices of gold, copper and silver;
•	the impact of global financial conditions such as inflation, fluctuations in the currency markets and changes in U.S. dollar interest rates;
•	our liquidity profile, level of indebtedness and credit ratings;
•	changes in governments or the intervention of governments, or other political or economic developments in the jurisdictions in which we do or may carry on business in the future;
•

changing or increasing regulatory requirements, including increasing royalties and taxes, and our ability to obtain and to maintain compliance with permits and licenses necessary to operate in our industry;

•	our ability to maintain appropriate internal control over financial reporting and disclosure;
•	our ability to maintain compliance with anti-corruption standards;
•	our reliance on models and plans that are based on estimates, including mineral reserves and resources; and,
•	the organization of our Acacia operations and properties under a separate listed company.

Strategic and operating risk factors

•	diminishing quantities or declining grades of reserves and our ability to replace mineral reserves and resources through discovery or acquisition;
•	our ability to discover or acquire new resources and integrate acquisitions or complete divestitures;
•	our ability to operate within joint ventures;
•	our ability to compete for mining properties, to obtain and maintain valid title and to obtain and maintain access to required land, water and power infrastructure;
•

our ability to execute development and capital projects, including managing scope, costs and timelines associated with construction, to successfully deliver expected operating and financial performance;

•	availability and increased cost of mining inputs, critical parts and equipment, and certain commodities, including fuel and electricity;
•	sequencing or processing challenges resulting in lower than expected recovery rates;
•	technical complexity in connection with mining or expansion activities;
•	unusual or unexpected ore body formations, ore dilution, varying metallurgical and other ore characteristics;
•	business interruption or loss due to acts of terrorism, intrusion, sabotage, work stoppage and civil disturbances;
•	loss due to theft of gold bullion, copper cathode or gold/copper concentrate;
•	permit or regulatory breaches resulting in fines, temporary shut-down or suspension of operations, or litigation;

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•	our ability to manage security and human rights matters;
•	relationships with the communities in which we operate;
•	employee and labor relations; and
•	availability and increased costs associated with labor.

In addition, there are hazards associated with the business of mineral exploration, development and mining, including environmental incidents, industrial accidents, and natural phenomena such as inclement weather conditions, flooding and earthquakes or cave-

ins (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks) that could result in unexpected negative impacts to future cash flows.

We have provided a description of our approach to managing our top-level business risks throughout this MD&A. For a more fulsome discussion of risks relevant to investors, see “Risk Factors” in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

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Review of 2014 Results

($ millions, except where indicated)	For the three months ended December 31		For the years ended December 31
	2014	2013	2014	2013
Financial Data
Revenue	$2,510	$2,942	$10,239	$12,527
Net earnings (loss)[1]	(2,851)	(2,830)	(2,907)	(10,366)
Per share (“EPS”)[2]	(2.45)	(2.61)	(2.50)	(10.14)
Adjusted net earnings[3]	174	406	793	2,569
Per share (“adjusted EPS”)[2,3]	0.15	0.37	0.68	2.51
Total project capital expenditures[4,5]	121	658	234	2,434
Total capital expenditures – expansion[4]	90	122	392	468
Total capital expenditures – sustaining[4]	438	568	1,638	2,473
Operating cash flow	371	1,016	2,296	4,239
Adjusted operating cash flow[3]	371	1,085	2,296	4,359
Free cash flow[3]	$(176)	$(280)	$(136)	$(1,142)
Debt to Adjusted EBITDA[6]			3.43:1	2.60:1

Operating Data

Gold
Gold produced (000s ounces)[7]	1,527	1,713	6,249	7,166
Gold sold (000s ounces)[7]	1,572	1,829	6,284	7,174
Realized price ($ per ounce)[3]	$1,204	$1,272	$1,265	$1,407
Cash costs ($ per ounce)[3]	$628	$573	$598	$566
Cash costs on a co-product basis ($ per ounce)[3]	$648	$592	$618	$589
All-in sustaining costs ($ per ounce)[3]	$925	$899	$864	$915
All-in sustaining costs on a co-product basis ($ per ounce)[3]	$945	$918	$884	$938
All-in costs ($ per ounce)[3]	$1,094	$1,317	$986	$1,282
All-in costs on a co-product basis ($ per ounce)[3]	$1,114	$1,336	$1,006	$1,305

Copper
Copper produced (millions of pounds)	134	139	436	539
Copper sold (millions of pounds)	139	134	435	519
Realized price ($ per pound)[3]	$2.91	$3.34	$3.03	$3.39
C1 cash costs ($ per pound)[3]	$1.78	$1.81	$1.92	$1.92

Safety
Total reportable injury frequency rate			0.58	0.64

[1]	Net loss represents net loss attributable to the equity holders of the Company.
[2]	Calculated using weighted average number of shares outstanding under the basic method.
[3]	These are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 81 – 91 of this MD&A.
[4]

These amounts are presented on a 100% accrued basis. Project and expansion capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.

[5]

Project capital expenditures include the reversal of contract claim accruals that were closed out during the year and the reclassification of assets from inventory to construction-in-process at Pascua-Lama.

[6]	Represents total debt divided by Adjusted EBITDA as at December 31, 2014 and December 31, 2013.
[7]	Gold production and sales include our pro rata share of Acacia and Pueblo Viejo at our equity share.

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FULL YEAR FINANCIAL AND OPERATING HIGHLIGHTS

Net Income, Adjusted Net Income, Operating Cash Flow and Free Cash Flow

The net loss was lower in 2014 than the net loss recorded in the prior year, which was primarily due to the recognition of $11.5 billion in impairment losses in the prior year compared to $3.4 billion in 2014. The decrease in adjusted net earnings was primarily due to lower realized gold and copper prices combined with lower gold and copper sales volumes, partially offset by lower cost of sales applicable to gold and copper.

The increase in EPS over the same prior year period reflects the lower net loss in 2014, and the impact of our equity offering in fourth quarter 2013 that increased our total shares outstanding by 15%, and therefore decreased our per share net loss. The decrease in adjusted EPS over the prior year was primarily due to the decrease in adjusted net earnings, as described above, combined with the increase in total shares outstanding.

Operating cash flow decreased 46% primarily reflecting lower sales volumes and lower gross margins, partially offset by a decrease in income tax payments.

Free cash flow in 2014 was an outflow of $136 million, an improvement of $1 billion over the prior year, primarily reflecting lower capital expenditures which more than offset lower operating cash flows.

Gold production, cash costs and all-in sustaining costs

Gold production for 2014 was 13% lower, primarily due to the impact of the divestiture of the Yilgarn South assets in fourth quarter 2013, the Plutonic and Kanowna assets in first quarter 2014 and the Marigold assets in second quarter 2014, which accounted for 10% of 2013 production. The lower production in 2014 also reflects lower production at Cortez, partially offset by higher production at Goldstrike, Pueblo Viejo, Lagunas Norte, Veladero, Turquoise Ridge and at Porgera.

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Cash costs for 2014 increased 6% primarily due to the impact of lower production levels on unit production costs; partially offset by lower total direct mining costs and lower depreciation expense. All-in sustaining costs for 2014 decreased 6% as lower minesite sustaining capital expenditures more than offset the increase in cash costs. As a result of our actions to reduce and defer sustaining capital expenditures, we were able to finish the year below our guidance range for all-in sustaining costs, which had already been reduced twice throughout the year. We will continue this focus on controlling our expenditures in order to maximize the free cash flow we generate from operations in this lower gold price environment, as can be seen in our 2015 guidance range of $860 to $895 per ounce. All-in costs for 2014 were 23% lower as a result of lower all-in sustaining costs and lower non-sustaining capital, primarily as a result of the temporary suspension of construction at Pascua-Lama that occurred in fourth quarter 2013.

Copper production and C1 costs

Copper production for 2014 decreased 19% compared to the prior year, due to lower production at Zaldívar and at Lumwana. The decrease in copper production at Zaldívar was due to lower tonnes processed combined with a minor disruption in leaching irrigation due to piping and pump failures. The decrease in production at Lumwana was primarily due to the partial conveyor collapse that occurred in second quarter 2014 which shut down concentrate production for most of the second quarter. Copper C1 cash costs were similar to the prior year as the impact of lower production levels on unit production costs was offset by lower total direct mining costs.

Significant Adjusting Items

Significant adjusting items (net of tax and non-controlling interest effects) in 2014 include: $3.4 billion in impairment losses; $169 million in unrealized foreign currency translation losses; $137 million in unrealized losses on non-hedge derivative instruments, partially offset by $49 million in tax adjustments and $48 million in gains on sale of assets.

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Capital Expenditures

Capital expenditures for 2014 were down 58% primarily due to lower project capital expenditures, our initiatives to reduce sustaining capital at each of our operating sites and lower minesite expansion capital expenditures. The lower minesite expansion capital expenditures is primarily due to a reduction in costs at Cortez as well as at Bulyanhulu due to the expansion of the carbon-in-leach (‘CIL’) plant which was commissioned in fourth quarter 2014. The reduction in project capital expenditures is primarily due to our decision in fourth quarter 2013 to temporarily suspend the Pascua-Lama project.

Safety

Nothing is more important to Barrick than the safety, health and well-being of workers and their families. In 2014, we continued a ten-year trend of improving our total reportable injury frequency rate[5] (“TRIFR”) and since 2004, there has been a 79 percent improvement in the TRIFR (from 2.79 to 0.58). Another example of our safety culture was that our Turquoise Ridge mine, with more than 500 employees and contractors, operated throughout 2014 without a single medical treatment injury. Although we are pleased with these trends, this performance was overshadowed by the tragic occurrence of a fatality in 2014 at our Zaldívar mine.

Reserves and Resources

Barrick calculated its 2014 reserves using a conservative gold price assumption of $1,100 per ounce, unchanged from 2013. While this is below the company’s gold price outlook and current spot prices, it reflects Barrick’s emphasis on pursuing profitable ounces. Gold reserves were 93.0 million ounces6 at the end of 2014, compared to 104.1 million ounces at the end of 2013. Approximately 65 percent of the reduction was attributable to ounces mined and processed in 2014, with the balance reflecting the divestiture of the Kanowna, Plutonic and Marigold mines, and the partial sale of Barrick’s equity interest in Acacia Mining plc during the year. This includes 17.4 million ounces related to our 75% share of Cerro Casale which, notwithstanding the impairment we took on the project in fourth quarter 2014, still qualify as reserves pursuant to National Instrument 43-101.

Measured and indicated gold resources were 94.3 million ounces6 at the end of 2014, compared to 99.4 million ounces at the end of 2013. The majority of the reduction relates to a lower gold price assumption of $1,400 per ounce (compared to $1,500 per ounce for 2013), with divestitures and movements to reserves more than offset by additions in the year. Inferred gold resources were 29.3 million ounces6 at the end of 2014, compared to 31.9 million ounces at the end of 2013, primarily due to ounces upgraded to the measured and indicated category and from divestitures.

Copper reserves decreased to 9.6 billion pounds6 from 14.0 billion pounds based on a copper price assumption of $3.00 per pound (unchanged from 2013), primarily reflecting the transfer of Lumwana reserves into resources following the company’s decision to place the mine on care and maintenance. Measured and indicated copper resources decreased to 4.6 billion pounds6 compared to 6.9 billion pounds at the end of 2013 based on an unchanged copper price assumption of $3.50 per pound. Inferred copper resources were 0.1 billion pounds6 compared to 0.2 billion pounds at the end of 2013.

[5]

Total reportable incident frequency rate (TRIFR) is a ratio calculated as follows: number of reportable injuries x 200,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries.

[6]	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For a breakdown and additional detail on tonnes, grade and ounces, see pages 93- 98.

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Key Business Developments

Royalty Increase in Zambia

On December 18, 2014, the Zambian government passed changes to the country’s mining tax regime that would replace the current corporate income tax and variable profit tax with a 20 percent royalty which took effect on January 1, 2015. The application of a 20 percent royalty rate compared to the 6 percent royalty the company was paying challenges the economic viability of the mine. As such, on December 18, 2014 Barrick announced the initiation of procedures to suspend operations at the Lumwana mine, transitioning the mine to care and maintenance. The transition is expected to be completed in second quarter 2015. The increased royalty has created an unsustainable level of taxation for Lumwana and this together with lower estimated long-term copper prices resulted in the recording of an impairment to the carrying value of Lumwana of $930 million at December 31, 2014. Refer to note 20 to the annual consolidated financial statements for further details.

Electricity Price Increase in Zambia

On April 2, 2014 Zambia’s energy regulator approved a 28.8% electricity price increase for mining companies. Subsequently, the bulk power supply agreement tariffs between state power company ZESCO and Copperbelt Energy Corporation were increased to 6.84 cents per KWhr from 5.31 cents per KWhr. The Lumwana Mining Company has a long-term power supply contract with ZESCO and does not believe that the rates it pays thereunder should be affected by the announced rate increase. Lumwana and several other mining companies in Zambia have been granted leave to challenge the rate increase in court. As noted above, we have announced our intention to suspend operations at the mine and therefore this electricity price increase will not have any immediate impact. We will continue to progress the matter.

Cerro Casale

In November 2014, we completed a strategy optimization study for our Cerro Casale project with the goal of identifying a development model that would improve the project economics and risk by reducing the upfront capital requirements in order to generate a higher return on our investment. The study was unable to identify an alternative that provided an overall rate of return above our hurdle rate for a project of this size and complexity. As a result, the budget for 2015 for the project has been significantly reduced, with the 2015 budget focused on preserving the optionality of the project. We will continue activities to protect the asset and assess alternative ways to develop the project in a more economic manner, however management’s expectation of achieving a suitable rate of return in the current metal price environment has been diminished. The foregoing developments were deemed to be indicators of impairment, and as a result, we assessed the recoverable amount of the project and have recorded an impairment loss on the project of $778 million (Barrick’s share). Refer to note 20 to the annual consolidated financial statements for further details.

Hemlo Land Acquisition

On December 11, 2014, Barrick entered into a definitive agreement to acquire certain surface and mineral lands adjacent to the Hemlo property in Ontario from subsidiaries of Newmont Mining Corporation. The acquisition will enable Hemlo to realize additional value through near-term, lower-cost ounces, optimize its current operation with the potential for mine life extensions, and increase exploration potential. The transaction is expected to close in first quarter 2015.

Divestitures

On July 13, 2014 Barrick entered into an agreement to form Ma’aden Barrick Copper Company, a joint venture with Ma’aden to operate the Jabal Sayid copper project. Ma’aden, which is 50% owned by the Saudi Arabian government, acquired its 50% interest in the new joint venture company for cash consideration of $216 million. The acquisition closed on December 3, 2014. Mining operations are expected to recommence in early 2015 and commissioning of the milling and flotation circuits will begin towards the end of the same year with first shipments of concentrate expected in early 2016. Once the mine reaches full production, the average annual output is expected to be 100 million pounds per year in the first full five years, with the potential to increase to 130 million pounds. As at June 30, 2014, all of the assets and liabilities of Jabal Sayid were classified as held for sale, as the transaction resulted in a loss of control. Consequently the assets and liabilities were written down to their fair value less cost of disposal, which resulted in an impairment loss of $514 million, including $316 million of goodwill and $198 million in asset impairment charges in second quarter 2014. The new joint venture is being equity accounted for starting in fourth quarter 2014. Refer to note 20 for details of the impairment loss.

On April 4, 2014, we completed the sale of our minority interest in the Marigold mine for cash consideration of $86 million. As a result of the sale, we recorded a pre-tax gain on sale of $21 million in 2014.

On March 11, 2014, we completed the divestment of 41 million shares in Acacia, representing in aggregate approximately 10 percent of the issued ordinary

BARRICK YEAR-END 2014	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

shares of Acacia, for net proceeds of approximately $186 million. Subsequent to the partial divestment, we continue to hold approximately 262 million shares of Acacia, representing approximately 64 percent of the issued ordinary share capital of Acacia.

On March 1, 2014, we completed the sale of our Kanowna mine for cash consideration of $67 million. As a result of the sale, we recorded a pre-tax loss of $5 million in 2014.

On January 31, 2014, we completed the sale of our Plutonic mine for cash consideration of $22 million. As a result of the sale, we recorded a pre-tax gain on sale of $8 million in 2014.

Pascua-Lama

On December 30, 2014, the Chilean Supreme Court declined to consider Barrick’s appeal of an Environmental Court decision regarding sanctions imposed on the project in Chile in May 2013 by that country’s environmental regulator (known as the SMA) (the “Resolution”). As a result of the ruling, the SMA will now re-evaluate the approximately $16 million administrative fine it previously imposed on the project for deviations from certain requirements of the project’s Chilean environmental approval in 2013. A new resolution from the SMA is pending and could include more severe sanctions against the project such as a material increase in the amount of the fine above the approximately $16 million imposed by the SMA in May 2013 and/or the revocation of the project’s environmental permit. Refer to note 35 to the annual consolidated financial statements for further details. In fourth quarter 2014, we recorded an impairment loss on the project of $382 million. Refer to note 20 of the annual consolidated financial statements for further details.

New Executive Management Structure

In third quarter 2014, former President and Chief Executive Officer Jamie Sokalsky stepped down and we unveiled a new executive management structure to respond to the distinct demands and challenges of the mining industry in today’s environment. The new management structure places a greater emphasis on operational excellence, and acceleration of portfolio optimization and cost reduction initiatives, while fostering a partnership culture. Our two Co-Presidents execute on Barrick’s operating plans and strategic priorities: Kelvin Dushnisky, formerly Senior Executive Vice President responsible for Corporate and Government Affairs and Chairman of Acacia, and Jim Gowans, formerly Executive Vice President and Chief Operating Officer. The new structure emphasizes the critical importance of joint responsibility and accountability for the management of operations and our key relationships with host governments and local communities that afford the company its license to operate; the Co-Presidents are responsible for the seamless execution of both functions at all times.

In addition, Darian Rich, formerly Senior Vice President, Human Resources, was promoted to Executive Vice President, Talent Management, reflecting the critical requirement that any company seeking to be the leader in its field must attract, retain and develop exceptional people. During third quarter 2014, Barrick added to its leadership team, appointing Woo C. Lee as President, China, Kevin Thomson as Senior Executive Vice President, Strategic Matters, and Richard Williams as Chief of Staff.

In fourth quarter 2014, we announced the appointment of Shaun Usmar as Senior Executive Vice-President and Chief Financial Officer, effective February 18, 2015, following the departure of Ammar Al-Joundi, former Senior Executive Vice-President and Chief Financial Officer.

Two Independent Directors Appointed

In July 2014, the Board of Directors appointed Mr. J. Michael Evans, former Vice Chairman of Goldman Sachs and Mr. Brian Greenspun, former Chairman and CEO of Greenspun Media Group and a prominent Nevada business leader, to serve as independent directors on Barrick’s Board.

BARRICK YEAR-END 2014	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook for 2015

Operating Unit Guidance

Our 2014 gold and copper production, cash costs, all-in sustaining costs and forecast gold production, cash costs and all-in sustaining costs ranges by operating unit for 2015 are as follows:

Operating Unit	2014 production (‘000s ozs)	2014 cash costs ($/oz)	2014 all-in sustaining costs ($/oz)	2015 forecast production (‘000s ozs)	2015 forecast cash costs ($/oz)	2015 forecast all-in sustaining costs ($/oz)
Gold
Cortez	902	$498	$706	825 - 900	$560 - $610	$760 - $835
Goldstrike	902	571	854	1,000 - 1,150	540 - 590	700 - 800
Pueblo Viejo (60%)	665	446	588	625 - 675	390 - 425	540 - 590
Lagunas Norte	582	379	543	600 - 650	375 - 425	675 - 725
Veladero	722	566	815	575 - 625	600 - 650	990 - 1,075
Total Core Mines	3,773	$500	$716	3,800 - 4,000	$500 - $540	$725 - $775
Turquoise Ridge (75%)	195	473	628	175 - 200	570 - 600	875 - 925
Porgera (95%)	493	915	996	500 - 550	775 - 825	1,025 - 1,125
Kalgoorlie (50%)	326	817	1,037	315 - 330	775 - 800	915 - 940
Acacia (63.9%)	470	732	1,105	480 - 510	695 - 725	1,050 - 1,100
Cowal	268	608	787	250 - 280	630 - 655	740 - 775
Hemlo	206	829	1,059	200 - 225	675 - 715	940 - 980
Round Mountain (50%)	164	936	1,170	170 - 190	875 - 900	1,180 - 1,205
Bald Mountain	161	724	1,070	170 - 195	560 - 600	1,060 - 1,100
Golden Sunlight	86	893	1,181	90 - 105	740 - 765	1,000 - 1,025
Ruby Hill	33	637	713	-	-	-
Total Continuing Operations	6,175	$608	$825	6,200 - 6,600	$580 - $620	$820 - $855
Kanowna	39	641	674	-	-	-
Pierina	17	1,419	2,277	-	-	-
Marigold (33%)	11	1,001	1,197	-	-	-
Plutonic	7	1,120	1,206	-	-	-
Total Divested/Closed Sites	74	$945	$1,213	-	-	-
Total Gold[1]	6,249	$614	$832	6,200 - 6,600	$580 - $620	$820 - $855
Total Consolidated Barrick	6,249	$598	$864	6,200 - 6,600[2]	$600 - $640	$860 - $895

	2014 production (millions lbs)	2014 C1 cash costs ($/lb)	2014 C3 fully allocated costs ($/lb)	2015 forecast production (millions lbs)	2015 forecast C1 cash costs ($/lb)	2015 forecast C3 fully allocated costs ($/lb)
Copper
Zaldívar	222	$1.79	$2.14	240 - 260	$1.65 - $1.95	$2.00 - $2.30
Lumwana	214	2.08	2.76	70 - 80	$1.90 - $2.15	$3.05 - $3.35
Total Copper	436	$1.92	$2.43	310 - 340	$1.75 - $2.00	$2.30 - $2.60
[1]

Total gold cash costs and all-in sustaining costs exclude the impact of hedges (2014: $16/oz gain; 2015: $20/oz loss) and/or corporate general & administrative costs (2014: $48/oz; 2015: $20/oz). 2015 forecast cash costs include an allocation of costs that were formerly reported as general & administrative expense.

[2]	Operating unit guidance ranges reflect expectations at each individual operating unit, but do not add up to corporate-wide guidance range total.

BARRICK YEAR-END 2014	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Expense & Capital Guidance

Our 2014 consolidated expenses and capital expenditures and forecast consolidated expenses and capital expenditures for 2015 are as follows:

($ millions, except per ounce/pound data)	2014 Actual	2015 Guidance
Depreciation:
Gold ($ per ounce)	202	240 – 260
Copper ($ per pound)	0.39	0.35 – 0.45
Exploration and project expenses	392	370 – 460
Exploration and evaluation	184	220 – 270
Project expenses	208	150 – 190
General and administrative[1]:
Corporate Administration	180	~145
Operating Segment Administration	-	-
Stock Based Compensation	9	~50
Acacia	44	~30
Total General and Administrative	233	~225
Other expense	47	40-60
Finance costs	796	800 – 825
Capital expenditures:
Minesite sustaining	1,584	1,600 – 1,800
Minesite expansion	362	150 – 200
Projects	234	150 – 200
Total capital expenditures	2,180	1,900 – 2,200
[1]	2014 General and administrative expenses have been restated to conform with current period presentation.
Total general and administrative expenses of $385 million in 2014 include $120 million in segment administration costs and $25 million in severance costs.

2015 Guidance Analysis

Highlights

•	Forecast gold production between 6.2 to 6.6 million ounces and over 6.0 million ounces in 2016 and 2017
•	All-in sustaining costs forecast to be between $860 to $895 per ounce and lower than this year by 2017
•	Forecast capital spending to be between $1.9 to $2.2 billion
•	Free cash flow positive at current gold prices
•	Higher production and lower cash costs and all-in sustaining costs in second half of the year

We prepare estimates of future production based on mine plans that reflect the expected method by which we will mine reserves at each site. Actual gold and copper production may vary from these estimates due to a number of operational risk factors, including whether the volume and/or grade of ore mined differs from estimates, changing mining rates, and/or short-term mining conditions that require different sequential development of ore bodies or mining in different areas of the mine. Mining rates are also impacted by various non-operating risks and operating risks and hazards inherent at each operation, including those described on page 23.

We prepare estimates of cost of sales, cash costs and all-in sustaining costs based on expected costs associated with mine plans that reflect the expected method by which we will mine reserves at each site. Cost of sales, cash costs and all-in sustaining costs per ounce, C1 cash costs, and C3 fully allocated costs are also affected by ore metallurgy that impacts gold and copper recovery rates, labor costs, the cost of mining supplies and services, foreign currency exchange rates and the accounting for stripping costs incurred during the production phase of the mine. In the normal course of our operations, we manage these risks to mitigate, where economically feasible, the effect these risks have on our operating results.

BARRICK YEAR-END 2014	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Guidance

Operating Outlook

We expect 2015 gold production to be about 6.2 to 6.6 million ounces. Our 2015 gold production is expected to be higher than 2014 as a result of the following:

•

Higher production at Goldstrike (2014 production: 902 thousand ounces) primarily due to the commissioning of the thiosulfate circuit at the end of 2014. Goldstrike achieved first gold production through its autoclaves in fourth quarter 2014, after being successfully retrofitted with Barrick’s patented thiosulfate technology. In 2015, Goldstrike’s production is expected to exceed 1.0 million ounces as a result of the contribution from the thiosulfate process. This process utilizes new technology, and, as with any such new process, there are risks associated with the ramp-up to full capacity. If the ramp-up progresses slower than we currently anticipate, then our production guidance for both Goldstrike and Cortez would be at risk.

•

Higher production at Acacia (2014 production: 470 thousand ounces) primarily due to an increase in production at Bulyanhulu as a result of improved ore grade, coupled with improved throughput, due to the mechanization of the mine and a full year of benefit from the CIL plant.

•

Higher production at Lagunas Norte (2014 production: of 582 thousand ounces) as a result of an increase in the tonnage placed on the leach pads and an increase in the flow rate through the Merrill Crowe and Carbon in Column plant. This will allow us to convert additional leach pad inventory into production in 2015.

These production increases are expected to be partially offset by a decrease in production at Veladero (2014 production: 722 thousand ounces) as a result of lower ore grade in the Federico pit in line with the mine plan, and lower production following the sale of Kanowna, Plutonic and Marigold in 2014 (2014 aggregate production: 57 thousand ounces).

Cash costs are expected to be in the range of $600 to $640 per ounce, which is slightly higher than $598 per ounce in 2014, primarily due to the impact of expected hedge losses from our currency and fuel hedging programs in 2015. In 2014, we realized about $15 per ounce in hedge gains, mainly related to our Australian dollar and Canadian dollar currency hedging programs, whereas in 2015 we expect to record about $20 per ounce in realized hedge losses from our currency and fuel hedging programs based on our oil and exchange rate assumptions. The impact of hedge losses in 2015 is expected to be partially offset by the impact of a decrease in overall tonnes processed and higher expected recoveries as compared to the prior year.

All-in sustaining costs are expected to be in the range of $860 to $895 per ounce for gold, up slightly from $864 per ounce in 2014, primarily due to an increase in minesite sustaining capital expenditures at Lagunas Norte, Cortez and Turquoise Ridge and an increase in mine development capital expenditures due to capitalized stripping activities at Porgera, Veladero, and Bald Mountain in 2015.

Approximately 55% of our production is expected to occur in the second half of the year, largely due to higher production at Cortez and Goldstrike as a result of the ramp up of the thiosulfate circuit, as well as higher second half production at Pueblo Viejo. Accordingly, cash costs and all-in sustaining costs are expected to be significantly higher in the first half of the year.

Depreciation

Depreciation applicable to gold is expected to be in the range of $240 to $260 per ounce, which reflects an increase from $202 per ounce in 2014 primarily due to higher depreciation at Lagunas Norte, Goldstrike, Cortez and Pueblo Viejo. At Lagunas Norte, higher depreciation is mainly due to a change in mine plan resulting in a shorter mine life from 2019 to 2018 which accelerates depreciation of straight line assets combined with higher depreciation as a result of an increase in the projected costs of water treatment during the post-closure period. At Goldstrike depreciation is expected to increase mainly due to the commencement of depreciation on the thiosulfate circuit at the autoclave in 2015 and the impact of mining the North Betze layback and the Banshee underground development, which both have higher capitalized costs and consequently result in higher per ounce depreciation expense. At Cortez, depreciation has increased due to a shift in mining to the Cortez Hills open pit in 2015, which carries a higher depreciation rate than the Pipeline and GAP open pits where mining took place in 2014. At Pueblo Viejo, depreciation is expected to increase mainly due to a full year of depreciation for assets placed into service at the end of 2014. We expect similar increases in depreciation expense and depreciation per ounce over the next two years.

Exploration and Project Expenses

We expect to incur approximately $220 to $270 million of exploration and evaluation (“E&E”) expenditures in 2015. This reflects a slight increase over last year’s expenditure as we invest in our near mine opportunities where we can

BARRICK YEAR-END 2014	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

take advantage of existing infrastructure and advance key growth projects such as Goldrush, Cortez Hills Lower Zone, Spring Valley and Turquoise Ridge. These will provide a near term return on this investment by adding to and upgrading our reserve and resource base, and in some cases may positively impact production.

About 85% of the budget is allocated to our two core regions (Nevada and the Andean region in South America), of which 36% is allocated to Cortez and Goldrush and 24% predominantly towards Chile.

Project Expenses

We expect to incur approximately $150 to $190 million of Project Expenses in 2015. Project expenses primarily relate to care and maintenance activities at Pascua-Lama, and other project expenditures associated with Cerro Casale, Donlin Gold and Reko Diq.

General and Administrative Expenses

In 2015, Barrick is returning to a lean, decentralized operating model as discussed in the “Business and Strategy” section of the MD&A. As part of this transformation, we expect to realize $30 million in savings in 2015 from reduced general and administrative expenditures and overhead costs, growing to $70 million in annualized savings by 2016.

We have reduced our corporate office by close to 50 percent, from 260 positions in 2014 to 140 people in 2015. As a result, our corporate administration expense is expected to be about $145 million in 2015, and even lower in 2016 as we benefit from a full year of savings. We have eliminated all management layers between the head office and our operations. What remains are shared service centers that provide support directly to our mines and projects. These costs will no longer be reported as G&A. They will be charged directly to the mines that use the services, and will be reflected in operating costs. This incentivizes country and mine managers to use only the services they truly need to support the business. Services that are not required will be eliminated.

In 2014, Barrick reported total G&A expenses of $385 million, which included the corporate office, costs associated with our former regional business units, stock-based compensation, expenses from Acacia plc, and $25 million in severance costs. In 2015, our total reported G&A expense is forecast to be about $225 million (exclusive of severance and other non-recurring expenses), and no longer includes the portion of 2014 G&A costs associated with our former regional business units as such costs are now allocated to operating costs.

Finance Costs

Finance costs primarily represent interest expense on long-term debt. We expect finance costs in 2015 to be consistent with 2014 levels and do not expect to capitalize significant interest costs in 2015.

Capital Expenditures

Total capital expenditures for 2015 are expected to be in the range of $1.9 to $2.2 billion, compared to $2.2 billion in 2014. The expected decrease primarily relates to lower expansion capital expenditures at Goldstrike due to the completed commissioning of the thiosulfate circuit at the autoclave in fourth quarter 2014, lower sustaining and development capital expenditures at Lumwana following the decision to suspend operations as a result of the substantial impact of the new royalty and current copper prices and lower project capital expenditures at Pascua-Lama in 2015.

These capital expenditure decreases are expected to be partially offset by an increase in minesite sustaining capital expenditures at Lagunas Norte, Cortez and Turquoise Ridge and an increase in development capital expenditures at Porgera, Veladero and Bald Mountain due to production phase stripping activities in 2015.

Minesite sustaining capital expenditures reflect the capital spending required to support current planned production levels and those which do not meet our definition of non-sustaining capital. This includes capitalized production phase stripping costs at our open pit mines, underground mine development and E&E expenditures that meet our criteria for capitalization.

Minesite sustaining capital expenditures are expected to increase from 2014 expenditure levels of $1,584 million to a range of about $1,600 to $1,800 million mainly due to an increase in sustaining capital expenditures at Lagunas Norte, Cortez and Turquoise Ridge. At Lagunas Norte, the increase is primarily due to the construction of the Leach Pad Phase 6 Expansion and the engineering and construction of the East Waste dump expansion and ARD Treatment Plant. At Cortez, the increase is mainly due to a shift in timing of expenditures from fourth quarter 2014 to 2015, and at Turquoise Ridge the increase is primarily due to higher sustaining capital

BARRICK YEAR-END 2014	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

expenditures to support ongoing infrastructure requirements in the North Zone as well as adding additional mobile equipment to expand mining into the South Zone, subject to approval by our joint venture partner, earlier than previously planned, which is expected to benefit production beginning in 2016.

Minesite development capital expenditures are expected to increase due to an increase in production phase stripping activities at Porgera as part of the change in mine plan related to the expansion of the open pit, at Veladero due to an increase in waste material mined as part of the development of the Federico pit and at Bald Mountain due to a higher proportion of waste material mined in line with mine plan.

These capital expenditure increases are expected to be partially offset by lower sustaining and development capital expenditures at Lumwana following the decision to suspend operations as a result of the enactment of the new royalty rate and lower copper prices.

Minesite expansion capital expenditures include non-sustaining capital expenditures at new projects and existing operations that are related to discrete projects that significantly increase the net present value of the mine and are not related to current production activity. Expansion capital expenditures are expected to decrease from 2014 expenditure levels of $362 million to a range of about $150 to $200 million, mainly due to lower expansion capital expenditures at Goldstrike due to the completed commissioning of the thiosulfate circuit at the autoclave in fourth quarter 2014. The project will finalize some adjustments to the system in first quarter 2015, with total project costs expected to remain in line with expectations of about $620 million. Other 2015 expansion expenditures primarily relate to feasibility and development expenditures related to the Cortez Hills Lower Zone expansion, which is expected to extend the mine life by up to 7 years.

Project capital expenditures reflect capital expenditures related to the initial construction of the project and include all of the expenditures required to bring the project into operation and achieve commercial production levels. In 2015, we expect our share of project capital costs to be in the range of $150 to $200 million, a slight decrease from project capital costs of $234 million in 2014 primarily due to lower project capital expenditures at Pascua-Lama, partially offset by an increase in capitalized construction costs at Jabal Sayid and commencement of pre-stripping activities at South Arturo. At Pascua-Lama, capital expenditures in 2014 primarily related to capitalization of Linea Minera power line costs and water management system costs. We expect to incur approximately $30 to $40 million in capitalized costs in 2015, primarily attributable to permitting and engineering activities related to the final water management solution, as well as commitments to support local communities.

Capital expenditures at Jabal Sayid are expected to increase in 2015 as compared to 2014, as a resumption of underground development expenditures are expected to be incurred in order for the mine to begin producing concentrate at the end of 2015, following the completion of the joint venture agreement with Ma’aden in the fourth quarter of 2014.

Capital expenditures at South Arturo are expected to increase in 2015 mainly due to the commencement of pre-stripping activities following initial site preparation and infrastructure development activities in 2014.

Effective Income Tax Rate

Our effective tax rate is 42% on all income excluding expenses from non-operating entities, which do not have a present source of gold production or taxable income. These expenses cannot be recognized as a deferred tax asset, and therefore there is no tax recovery recorded on these expenses. The effect of these expenses in our income statement, with no corresponding tax effect, is to increase our effective rate on total net income to 53%. In the event that there will be sources of taxable income in the future, we may recognize some or all of these deferred tax assets.

BARRICK YEAR-END 2014	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook Assumptions and Economic Sensitivity Analysis

	2015 Guidance Assumption	Hypothetical Change	Impact on AISC	EBITDA[1] (millions)
Gold revenue, net of royalties	$1,250/oz2	+/-$100/oz	n/a	$635
Copper revenue, net of royalties	$2.50/lb2	+/-$0.50/lb	n/a	$163
Gold all-in sustaining costs
Gold royalties & production taxes	$1,250/oz	$100/oz	$3/oz	$19
WTI crude oil price3, [4]	$50/bbl	$10/bbl	$3/oz	$19
Australian dollar exchange rate[3]	0.83:1	+10%	($3)/oz	($23)
Australian dollar exchange rate[3]	0.83:1	-10%	$3/oz	$23
Canadian dollar exchange rate[3]	1.20:1	+10%	($4)/oz	($27)
Canadian dollar exchange rate[3]	1.20:1	-10%	$2/oz	$11
Copper C1 cash costs			Impact on C1
WTI crude oil price3, [4]	$50/bbl	$10/bbl	$0.00/lb	$1
Chilean peso exchange rate[3]	610:1	+10%	($0.03)/lb	($11)
Chilean peso exchange rate[3]	610:1	-10%	$0.00/lb	$1

[1]	EBITDA is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 81 - 91 of this MD&A.
[2]	We have assumed a gold price of $1,250 per ounce and copper price of $2.50 per pound, which are in line with current market prices.
[3]	Due to our hedging activities, which are reflected in these sensitivities, we are partially protected against changes in these factors.
[4]	Impact on EBITDA only reflects contracts that mature in 2015.

BARRICK YEAR-END 2014	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

Market Overview

Gold

The market prices of gold, and, to a lesser extent copper, are the primary drivers of our profitability and our ability to generate free cash flow for our shareholders. The price of gold is subject to volatile price movements over short periods of time and is affected by numerous industry and macroeconomic factors. During the year, the gold price ranged from $1,131 per ounce to $1,392 per ounce. The average market price for the year of $1,266 per ounce represented a decrease of 10% versus 2013.

The decline in the price of gold in 2014 primarily occurred as a result of a strengthening US dollar in the second half of the year, which was due to increasing economic strength in the United States versus concerns over weakening economic performance in Europe and China, as well as the tapering of the unprecedented monetary stimulus provided by the US Federal Reserve and growing expectations of US benchmark rate increases starting in 2015. Investor sentiment regarding gold remained muted, particularly in the Western world, as was evidenced by decreased holdings in Exchange Traded Funds (“ETFs”) of 5 million ounces, versus a decrease in holdings of 29 million ounces in 2013. However, physical demand for jewelry and other uses, particularly in China and India, remained strong and continues to be a significant driver of the overall gold market.

Source: UBS

Going forward, we believe that gold will attract investment interest through its role as a safe haven investment, store of value and alternative to fiat currency due to concerns over geopolitical issues, sovereign debt and deficit levels, bank stability, future inflation prospects, and continuing accommodative monetary policies put in place by many of the world’s central banks. While there are risks that investor interest in gold will decrease, we believe that the continuing uncertain macroeconomic environment, together with the limited choice of alternative safe haven investments, is supportive of continued strong demand for gold.

Gold prices continue to be influenced by long-term trends in global gold mine production and the impact of central bank gold activities. Gold production has increased in recent years with the extension of the lives of older mines due to the rising gold price. The time requirement to bring projects to the production stage and the increasing costs and risks of building a mine, including concerns of resource nationalism and lengthened permitting processes, are expected to continue to slow the pace of new production in future years.

In the fifth and final year of the Central Bank Gold Agreement (“CBGA”), which ended in September 2014, the signatory members sold 7 tonnes of gold, or less than 2% of the maximum agreed amount. In May 2014, the signing of a subsequent five-year CBGA, which is now the current agreement, was announced. There are no annual limitations on gold sales under the new agreement, but the signatories noted that they do not have any plans to sell significant amounts of gold. In addition, for the fifth consecutive year,

BARRICK YEAR-END 2014	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

global central banks were net buyers of gold in 2014, with the central banks of Russia, Iraq and Kazakhstan, among others, adding to their gold reserves.

Source: World Gold Council and Thomson Reuters GFMS

The reserve gold holdings as a percentage of total reserves of emerging market countries, such as the BRIC countries (Brazil, Russia, India, and China), are significantly lower than other developed countries. The central banks of these developing economies hold a significant portion of their reserves in US dollar denominated government assets and, as they identify a need to diversify their portfolio and reduce their exposure to the US dollar, we believe that gold will be one of the main beneficiaries. In conjunction with the very low amount of gold sold under the CBGA, which is expected to continue in the current year of the agreement, the net purchases of gold by global central banks provide a strong indication that gold is viewed as a reserve asset and a de facto currency.

Copper

During 2014, London Metal Exchange (“LME”) copper prices traded in a range of $2.83 to $3.38 per pound, averaged $3.11 per pound, and closed the year at $2.88 per pound. The copper market’s strength lies mainly in strong physical demand from emerging markets, especially China, which has resulted in a physical deficit in recent years.

During early 2015, the price of copper has fallen to levels not seen since the global financial crisis in 2009, reaching a low of $2.42 per pound. The decline has been the result of increasing global inventories, disappointing economic releases out of China, which is by far the largest single market for copper demand, and a declining cost structure as a result of lower oil prices and US dollar strength.

Copper prices should continue to be influenced by demand from Asia, global economic growth, the limited availability of scrap metal and production levels of mines and smelters in the future. While there are risks that the copper price will fall further, we believe that difficulties in bringing projects to the production stage, a limited global development pipeline and continuing growth in demand from the developing world will lead to physical market deficits in the later part of this decade that will act as a positive catalyst for the price.

We have provisionally priced copper sales for which final price determination versus the relevant copper index is outstanding at the balance sheet date. As at December 31, 2014, we have recorded 82 million pounds of copper sales subject to final settlement at an average provisional price of $2.88 per pound. The impact to net income before taxation of a 10% movement in the market price of copper would be approximately $24 million, holding all other variables constant.

Silver

Silver traded in a range of $14.29 to $22.18 per ounce in 2014, averaged $19.08 per ounce and closed the year at $15.97 per ounce. The silver price is driven by factors similar to those influencing investment demand for gold. Investment demand is expected to be the primary driver of prices in the near term.

Silver prices do not significantly impact our current operating earnings, cash flows or gold cash costs. Silver prices, however, will have a significant impact on the overall economics for our Pascua-Lama project.

BARRICK YEAR-END 2014	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates. Approximately 25% of our operating and capital expenditures are denominated in currencies other than the US dollar. We have exposure to the Australian and Canadian dollars, and the Chilean peso through a combination of mine operating, capital projects and corporate administration costs. In addition, we have exposure to the Argentine peso, Papua New Guinea kina, Peruvian sol, Zambian kwacha, Tanzanian shilling and Dominican peso through mine and capital project operating and capital costs.

Fluctuations in the US dollar increase the volatility of our costs reported in US dollars, subject to protection that we have put in place through our currency hedging program. In 2014, the Australian dollar traded in a range of $0.81 to $0.95 against the US dollar, while the US dollar against the Canadian dollar and Chilean peso ranged from $1.06 to $1.17 and CLP525 to CLP623, respectively.

During the second half of 2014 and continuing into the beginning of 2015, the US dollar has significantly strengthened against a basket of global currencies as well as against our key foreign currency exposures. This US dollar strength has mainly occurred due to a reduction in monetary stimulus measures by the US Federal Reserve as a result of an improved economic outlook for the US economy and an expectation of a process of benchmark interest rate normalization beginning later in 2015.

Due to expectations of a strengthened US dollar, in recent years we have reduced our overall foreign currency derivative positions, whether by closing out positions before maturity or limiting the addition of new positions. As a result, our foreign currency derivative contracts in place beyond 2015 currently consist only of AUD $85 million of contracts maturing in 2016.

Our currency hedge position has provided benefits to us in the form of hedge gains recorded within our operating costs when contract exchange rates are compared to prevailing market exchange rates as follows: 2014 - $93 million; 2013 - $268 million; and 2012 - $336 million. As a result of the gains from our currency hedging program, cash costs were reduced by $15 per ounce in 2014. Also for 2014, we recorded currency hedge gains in our corporate administration costs of $4 million (2013 - $11 million and 2012 - $20 million) and capitalized additional currency hedge gains of $nil (2013 - $14 million and 2012 - $13 million). Assuming December 31, 2014 market exchange rate curves and year-end spot prices, we expect to record currency hedge losses of approximately $65 million against operating, administrative and capital costs in 2015. Despite potential future losses on currency derivative positions, a strengthening US dollar versus our key currency exposures is beneficial to our cost structure in 2015 as we are less than fully (63%) hedged against such exposures.

AUD Currency Contracts
	Contracts (AUD millions	Effective Average Hedge Rate (AUDUSD)	% of Total Expected AUD Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged	Crystallized Gain/(Loss) in OCI[2] (USD millions)
2015	377	0.93	49%	58%	(4)
2016	85	0.91	11%	13%	(19)

CAD Currency Contracts
	Contracts (CAD millions)[3]	Effective Average Hedge Rate (USDCAD)	% of Total Expected CAD Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged	Crystallized Gain/(Loss) in OCI[2] (USD millions)
2015	240	1.03	55%	62%	-

BARRICK YEAR-END 2014	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

CLP Currency Contracts
	Contracts (CLP millions)[4]	Effective Average Hedge Rate (USDCLP)	% of Total Expected CLP Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged	Crystallized Gain/(Loss) in OCI[2] (USD millions)
2015	102,000	521	63%	100%	-

[1]	Includes all forecasted operating, administrative, sustainable and eligible project capital expenditures.
[2]	To be reclassified from Other Comprehensive Income (“OCI”) to earnings when indicated.
[3]	Includes C$240 million CAD collar contracts with an average range of $1.03 - $1.15.
[4]	Includes CLP 102,000 million collar contracts with an average range of 521 - 601.

Contracts Maturing in 2015
	Effective Average Hedge Rate	Hedge Rate Assumption	Expected Realized Loss (USD million)	Hypothetical Change	Impact of Change in Exchange Rate on Realized Loss (USD millions)[1]
AUD	0.93	0.83	$42	+/-10%	+/-$23
CAD	1.03	1.20	$9	+10%	(27)
CAD	1.03	1.20	$9	-10%	11
CLP	521	610	$3	+10%	(22)
CLP	521	610	$3	-10%	$7

1 Includes the impact of hedges currently in place.

Fuel

For 2014, the price of West Texas Intermediate (“WTI”) crude oil traded in a wide range between $52 and $108 per barrel, averaged $93 per barrel and closed the year at $53 per barrel. During the second half of 2014 and continuing into the beginning of 2015, the price of crude oil has decreased significantly as a result of concerns over global economic growth, limiting expectations for demand at the same time that North American supply has been dramatically increasing due to advances in extraction technology.

In addition, at a November meeting of the Organization of the Petroleum Exporting Countries, the organization announced that its members would keep their crude oil production quota static for the time being, despite declining prices, in order to maintain market share. Following the announcement, the price of oil has continued to fall to levels not experienced since the global financial crisis.

The price of crude oil in the remainder of 2015 will be highly dependent on the impact of lower prices on anticipated supply, as a significant amount of the new North American production is likely uneconomic if current prices are sustained for a prolonged period.

BARRICK YEAR-END 2014	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2014, we recorded hedge losses in earnings of $4 million on our fuel hedge positions (2013 - $9 million gain and 2012 - $24 million gain). Assuming December 31, 2014 market forward curves and year-end spot prices, we expect to realize fuel hedge losses of approximately $85 million against operating, administrative and capital costs in 2015. These losses have already been recorded in the consolidated statements of income as an unrealized loss on non-hedge derivatives. Beginning in January 2015, upon early adoption of IFRS 9, our fuel hedges will qualify for hedge accounting and unrealized gains and losses will be recorded in Other Comprehensive Income.

Financial Fuel Hedge Summary

	Barrels (thousands)	Average Price	% of Expected Exposure	Impact of $10 change on Realized Loss (USD millions)[1]
2015	2,755	90	58%	$20
2016	2,811	85	65%	15
2017	1,920	81	49%	20
2018	1,080	79	29%	$27

1 Includes the impact of hedges currently in place.

US Dollar Interest Rates

Beginning in 2008, in response to the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced its benchmark rate to between 0% and 0.25%. The benchmark was kept at this level through 2014. In determining how long to maintain the current 0% to 0.25% range for the benchmark rate, the FOMC has noted that it will use a wide range of information, including measures of labor market conditions, indicators of inflation pressures and inflation expectations, and readings on financial developments, to assess progress towards its objectives of maximum employment and 2% inflation. As economic conditions in the US continue to normalize, we expect incremental increases to short-term rates to begin in 2015.

At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.7 billion at December 31, 2014); the mark-to-market value of derivative instruments; and to the interest payments on our variable-rate debt ($1.0 billion at December 31, 2014). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments.

BARRICK YEAR-END 2014	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)	For the year ended December 31
	2014	2013	2012
Gold
000s oz sold[1]	6,284	7,174	7,292
Revenue	$ 8,744	$ 10,670	$ 12,564
Market price[2]	1,266	1,411	1,669
Realized price[2,3]	1,265	1,407	1,669
Copper
millions lbs sold[1]	435	519	472
Revenue	$ 1,224	$ 1,651	$ 1,689
Market price[2]	3.11	3.32	3.61
Realized price[2,3]	3.03	3.39	3.57

Oil & gas sales[4]	-	93	153
Other sales	$ 271	$ 206	$ 141

[1]	Includes our equity share of gold ounces from Acacia and Pueblo Viejo.
[2]	Per ounce/pound weighted average.
[3]	Realized price is a non-GAAP financial performance measure with no standard meaning under IFRS. For further information and a detailed reconciliation, please see page 91 of this MD&A.
[4]	Relates to revenue from our Barrick Energy segment that was sold in third quarter 2013.

In 2014, gold revenues were down 18% compared to the prior year. The decrease was primarily due to lower realized gold prices and lower gold sales volumes compared to the prior year. Copper revenues for 2014 were down 26% compared to the prior year. The decrease was primarily due to the impact of lower realized copper prices compared to the prior year, as well as due to lower copper sales volumes at both Zaldívar and Lumwana.

Realized gold prices for 2014 were down $142 per ounce compared to the prior year. The decrease in realized gold prices reflects the lower market gold prices in 2014 compared to the prior year. In 2014, realized copper prices were down $0.36 per pound compared to the prior year, due to the decline in market copper prices in 2014.

In 2014, gold production was 6.25 million ounces, a decrease of 13% compared to the prior year. The decrease was primarily due to the impact of divestitures in 2014, including Marigold in second quarter 2014, Plutonic and Kanowna in first quarter 2014 and Yilgarn South in fourth quarter 2013 as well as lower production at Cortez. This was partially offset by higher production at Goldstrike, Pueblo Viejo, Veladero, Turquoise Ridge and Porgera.

In 2014, copper production decreased by 19% compared to the prior year due to lower production at Zaldívar and at Lumwana. The lower production at Zaldívar was primarily due to fewer tonnes processed combined with a higher proportion of sulfide material, which has a lower recovery rate. At Lumwana, the decrease was primarily due to the conveyor collapse that occurred during second quarter 2014, which shut down the mill and concentrate production for much of the second quarter.

Production Costs

($ millions, except per ounce/pound data in dollars)	For the years ended December 31
	2014	2013	2012
Cost of sales
Direct mining cost	$ 4,803	$ 5,205	$ 5,232
Depreciation	$ 1,648	$ 1,732	1,651
Royalty expense	$ 303	$ 321	374
Community relations	$ 76	$ 71	75
Cost of sales - gold[1]	5,795	6,054	5,881
Cash costs[2,3]	598	566	563
All-in sustaining costs - gold[2,3]	864	915	1,014
Cost of sales - copper[1]	954	1,100	1,238
C1 cash costs[2,3]	1.92	1.92	2.05
C3 fully allocated costs[2,3]	$ 2.43	$ 2.42	$ 2.85

[1]	2013 and 2012 figures restated to include community relations costs.
[2]	Per ounce/pound weighted average.
[3]

Cash costs, all-in sustaining costs, C1 cash costs and C3 fully allocated costs are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 81 - 91 of this MD&A.

In 2014, cost of sales applicable to gold decreased 4% compared to the prior year. The decrease reflects lower direct mining costs and lower depreciation expense, primarily due to lower sales volumes as a result of the asset divestitures.

Gold cash costs for 2014 were up $32 per ounce, or 6%, compared to the prior year. The increase was primarily due to the impact of lower production levels on unit production costs. In 2014, all-in sustaining costs were down $51 per ounce compared to the prior year. The decrease was primarily due to lower mine development and minesite sustaining capital expenditures, which more than offset the increase in cash costs.

In 2014, cost of sales applicable to copper decreased $146 million compared to the prior year. The decreases were primarily due to lower sales volumes due to lower production levels at Zaldívar and at Lumwana in 2014.

BARRICK YEAR-END 2014	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

C1 cash costs per pound for 2014 were in line with the prior year. The impact of lower production levels on unit production costs was offset by lower direct mining costs. In 2014, C3 fully allocated costs for 2014 were in line with the prior year, primarily reflecting the effect of the above factors on C1 cash costs.

General & Administrative Expenses

($ millions)	For the years ended December 31
	2014	2013[1]	2012[1]
Corporate administration	$ 217	$ 192	$ 274
Operating segment administration	168	198	229
Total general & administrative expenses	$ 385	$ 390	$ 503

[1]	Presentation amended to include certain general & administrative expenditures related to management of our operating unit offices, which were previously classified within Other Expense.

In 2014, general & administrative expenses were down $5 million compared to the prior year. The decrease was primarily due to the impact of headcount reductions as part of the organizational restructuring that took place in 2013, combined with a decrease in deferred share-based compensation costs, partially offset by severance costs incurred due to the departure of several senior executives during third quarter 2014 and further corporate office headcount reductions in fourth quarter 2014.

Other Expense (Income)

($ millions)	For the years ended December 31
	2014	2013[1]	2012[1]
Consulting fees	$ 28	$ 35	$ 10
Bank charges	16	22	15
Lease termination charges	15	-	-
Mine site severance and non-operational costs	12	47	2
Gain on sale of long-lived assets/investments	(52)	(41)	(18)
Miscellaneous income	(33)	(7)	(26)
Total other (income)/expense	($ 14)	$ 56	($ 17)

[1]	Presentation amended to exclude certain general & administrative expenditures related to management of our operating unit offices, which are now classified within general & administrative expenses.

Other income for 2014 increased by $70 million compared to the prior year. The increase is primarily due to the recognition of $30 million in gains arising from the sale of Marigold and Plutonic as well as $15 million in gains realized on equipment sale leaseback transactions at Pascua-Lama combined with a 20% decrease in consulting fees.

Exploration and Project Costs

($ millions)	For the years ended December 31
	2014	2013[1]	2012[1]
Exploration:
Minesite programs	$ 32	$ 51	$ 82
Global programs	131	128	211
	163	179	293
Evaluation costs	21	29	66
Exploration and evaluation expense	$ 184	$ 208	$ 359

Advanced project costs:
Pascua-Lama	$ 88	$ 370	$ 33
Jabal Sayid	30	52	33

Other project related costs:
Cerro Casale	14	4	1
Kainantu	4	6	6
Reko Diq	12	5	-
Corporate development	35	17	54
Community relations	25	18	8
Exploration and project costs	$ 392	$ 680	$ 494

[1]	Presentation amended to include project costs which were previously classified in Other Expense.

Exploration and project costs for 2014 decreased $288 million compared to the prior year. The decrease is primarily due to a 76% decrease in project costs at Pascua-Lama due to the suspension of the project in fourth quarter 2013. Exploration and evaluation costs decreased 12% compared to the prior year, primarily due to a decrease in mine site exploration activities in Australia-Pacific.

Capital Expenditures1

($ millions)	For the years ended December 31
	2014	2013	2012
Project capital expenditures[2,3]	$ 234	$ 2,137	$ 2,951
Minesite sustaining[4]	764	1,150	1,733
Mine development	874	1,317	1,537
Minesite expansion[2]	362	468	208
Capitalized interest	30	303	566
Total consolidated capital expenditures	$ 2,264	$ 5,375	$ 6,995

[1]	These amounts are presented on a 100% accrued basis.
[2]	Project and expansion capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
[3]

Project capital expenditures include the reversal of contract claim accruals that were closed out during the year and the reclassification of assets from inventory to construction-in-process at Pascua-Lama.

[4]	Minesite sustaining includes capital expenditures from discontinued operations of $64 million for the year ended December 31, 2013.

BARRICK YEAR-END 2014	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2014, capital expenditures decreased 58% compared to the prior year. The decrease is primarily due to lower project capital expenditures due to the decision made in fourth quarter 2013 to temporarily suspend the Pascua-Lama project and the completion of the power plant at Pueblo Viejo in fourth quarter 2013. Minesite sustaining capital for 2014 decreased 34%, which reflects our continued focus on reducing and/or deferring sustaining capital at all of our sites. The decrease in minesite expansion expenditures for 2014 was primarily due to a decrease in expenditures at Cortez and at Bulyanhulu relating to the construction of the CIL plant which is in the final stages of commissioning, partially offset by an increase in expenditures related to the construction of the thiosulfate project at Goldstrike. Capitalized interest decreased compared to the prior year, primarily due to the cessation of interest capitalization at Pascua-Lama in fourth quarter 2013.

Finance Cost/Finance Income

($ millions)	For the years ended December 31
	2014	2013	2012
Interest incurred	$ 751	$ 796	$ 688
Interest capitalized	(30)	(297)	(567)
Accretion	75	68	53
Debt extinguishment fees	-	90	-
Finance costs	$ 796	$ 657	$ 174

In 2014, finance costs increased $139 million compared to the prior year. Interest costs incurred for 2014 decreased 6%, reflecting lower total debt levels compared to the prior year. Interest capitalized for 2014 decreased by $267 million compared to the prior year, primarily due to the cessation of interest capitalization at our Pascua-Lama project in fourth quarter 2013.

Impairment Charges/Reversals1

($ millions)	For the years ended December 31
	2014	2013	2012
Goodwill
Zaldivar	$712	-	-
Jabal Sayid	316	-	-
Lumwana	214	-	-
Bald Mountain	131	-	-
Round Mountain	36	-	-
Copper		$1,033	$798
Australia Pacific	-	1,200	-
Capital projects	-	397	-
Acacia	-	185	-
Total goodwill impairment charges	$1,409	$2,815	$798
Asset impairments
Cerro Casale	$1,476	-	-
Lumwana	720	-	$4,982
Pascua-Lama	382	$6,061	-
Jabal Sayid	198	860	-
Porgera	(160)	746	-
Buzwagi	-	721	-
Veladero	-	464	-
Cortez	46	-	-
North Mara	-	286	-
Pierina	-	140	-
Exploration	7	112	169
Reko Diq	-	-	120
Highland Gold	-	-	86
Round Mountain	-	78	-
Granny Smith	-	73	-
Marigold Mine	-	60	-
Ruby Hill	-	66	-
Kanowna	-	41	-
Plutonic	-	37	-
Darlot	-	36	-
Bald Mountain	-	16	-
Tulawaka	-	16	-
Available for sale investments	18	26	46
Other[2]	10	33	93
Total asset impairment charges	$2,697	$9,872	$5,496
Total impairment charges	$4,106	$12,687	$6,294

[1]	Impairment figures are presented on a 100% pre-tax basis.
[2]	Includes the impairment reversal relating to the Pueblo Viejo power assets.

Refer to note 20 to the consolidated financial statements for a full description of impairment charges.

BARRICK YEAR-END 2014	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Income Tax Expense

  Reconciliation to Canadian Statutory Rate

For the years ended December 31	2014	2013
At 26.5% statutory rate	$ (703)	$ (2,509)
Increase (decrease) due to:
Allowances and special tax deductions[1]	(93)	(181)
Impact of foreign tax rates[2]	18	(169)
Expenses not tax deductible	96	111

Goodwill impairment charges not tax deductible	373	837
Impairment charges not recognized in deferred tax assets	334	1,699
Net currency translation losses on deferred tax balances	46	49
Current year tax losses not recognized in deferred tax assets	20	183
Restructure of internal debt to equity	(112)	-
Pueblo Viejo SLA amendment	-	384
Non-recognition of US AMT credits	43	48
Adjustments in respect of prior years	(8)	5
Impact of tax rate changes	20	-
Other withholding taxes	40	64
Mining taxes	227	134
Other items	5	(25)
Income tax expense (recovery)	$ 306	$ 630

[1]	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
[2]	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

The more significant items impacting income tax expense in 2014 and 2013 include the following:

Currency Translation

Deferred tax balances are subject to re-measurement for changes in currency exchange rates each period. The most significant balances are Argentinean deferred tax liabilities. In 2014 and 2013, tax expense of $46 million and $49 million, respectively, primarily arose from translation losses due to the weakening of the Argentine peso against the US dollar. These losses and gains are included within deferred tax expense/recovery.

Restructure of Internal Debt to Equity

In second quarter 2014, a deferred tax recovery of $112 million arose from a restructure of internal debt to equity in subsidiary corporations, which resulted in the release of a deferred tax liability and a net increase in deferred tax assets.

Non-Recognition of US Alternative Minimum Tax (AMT) Credits

In fourth quarter 2014 and 2013, we recorded a deferred tax expense of $43 million and $48 million, respectively, related to US AMT credits which are not probable to be realized based on our current life of mine plans.

Tax Rate Changes

In third quarter 2014, a tax rate change was enacted in Chile, resulting in current tax expense of $2 million.

In fourth quarter 2014, a tax rate change was enacted in Peru, reducing corporate income tax rates. This resulted in a deferred tax expense of $18 million due to recording the deferred tax asset in Peru at the lower rates.

Pueblo Viejo Special Lease Agreement (SLA) Amendment

In third quarter 2013, the Pueblo Viejo Special Lease Agreement (SLA) Amendment was substantively enacted. The amendment included the following items: elimination of a 10 percent return embedded in the initial capital investment for purposes of the net profits tax (NPI); an extension of the period over which Pueblo Viejo will recover its capital investment; a delay of application of NPI deductions; a reduction of the depreciation rates; and the establishment of a graduated minimum tax.

The tax impact of the amendment is a charge of $384 million, comprised of current tax and deferred tax expense, including $36 million of graduated minimum tax related to 2012 sales proceeds.

BARRICK YEAR-END 2014	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Segments Performance

Review of Operating Segments Performance

As a result of the organizational changes that were implemented in third quarter 2014, we have determined that our Co-Presidents, acting together, are Barrick’s Chief Operating Decision Maker (“CODM”). Beginning in fourth quarter 2014, the CODM reviews the operating results, assesses performance and makes capital allocation decisions at the mine site or project level, with the exception of Acacia which is reviewed and assessed as a separate business. Therefore, each individual mine site and Acacia are operating segments for financial reporting purposes. As a result, our former North America Portfolio, Australia Pacific and Copper operating segments have been eliminated and each individual mine within those segments is now an operating segment. For segment reporting purposes, we present our reportable operating segments as follows: eight individual gold mines, Acacia and our Pascua-Lama project. The remaining operating segments have been grouped into two “other” categories: (a) our remaining gold mines and (b) our two copper mines. We have restated our prior period results to conform to the current presentation. See note 19 to the consolidated financial statements for details regarding prospective goodwill reallocation in 2014.

Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Income tax, operating segment administration, finance income and costs, impairment charges and reversals, investment write-downs and gains/losses on hedge and non-hedge derivatives are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK YEAR-END 2014	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Operations

For the years ended December 31
	2014				2013
	Gold Produced (ozs)	Gold Sold (ozs)	Cash Costs ($/oz)	All-In sustaining Costs (S/oz)	Gold Produced (ozs)	Gold Sold (ozs)	Cash Costs ($/oz)	All-In sustaining Costs ($/oz)
Cortez	902	865	$498	706	1,337	1,371	$229	440
Goldstrike	902	908	571	854	892	887	618	913
Pueblo Viejo (60%)	665	667	446	588	488	444	561	735
Lagunas Norte	582	604	379	543	606	591	361	627
Veladero	722	724	566	815	641	659	501	833
Total Core Mines	3,773	3,768	$500	$716	3,964	3,952	$419	$673

Turquoise Ridge (75%)	195	200	$473	628	167	162	$586	928
Porgera (95%)	493	507	915	996	482	465	965	1,361
Kalgoorlie (50%)	326	330	817	1,037	315	330	846	1,070
Acacia (63.9%)[1]	470	459	732	1,105	474	481	812	1,346
Cowal	268	270	608	787	297	301	530	854
Hemlo	206	223	829	1,059	204	198	922	1,227
Round Mountain (50%)	164	171	936	1,170	156	159	892	1,345
Bald Mountain	161	161	724	1,070	94	95	894	2,182
Golden Sunlight	86	83	893	1,181	92	95	680	915
Ruby Hill	33	33	637	713	91	91	789	910
Total Continuing Operations	6,175	6,205	$608	$825	6,336	6,329	$565	$874

Kanowna	39	37	$641	$674	226	231	$881	$958
Pierina	17	19	1,419	2,277	97	94	1,085	1,349
Marigold (33%)	11	15	1,001	1,197	54	49	908	1,563
Plutonic	7	8	1,120	1,206	114	117	1,183	1,316
Yilgarn South	-	-	-	-	339	354	749	1,014
Total Divested/Closed Sites	74	79	$945	$1,213	830	845	$892	$1,110
Total Gold[2]	6,249	6,284	$614	$832	7,166	7,174	$615	$914
Total Consolidated Barrick	6,249	6,284	$598	$864	7,166	7,174	$566	$915

	Copper Produced (lbs)	Copper Sold (lbs)	C1 Cash Costs ($/lb)	C3 Cash Costs ($/lb)	Copper Produced (lbs)	Copper Sold (lbs)	C1 Cash Costs ($/lb)	C3 Cash Costs ($/lb)
Zaldívar	222	222	$1.79	$2.14	279	279	$1.65	$1.99
Lumwana	214	213	2.08	2.76	260	240	2.29	2.97
Total Copper	436	435	$1.92	$2.43	539	519	$1.92	$2.42

[1]	2013 production and sales ounces for Acacia include amounts relating to the Tulawaka mine.
[2]

Total gold cash costs and all-in sustaining costs exclude the impact of hedges (2014: $16/oz gain; 2013: $41/oz gain) and/or corporate general & administrative costs (2014: $48/oz; 2013: $42/oz). Total gold cash costs for 2013 also excludes the impact of the Barrick Energy gross margin ($8/oz), which was divested in third quarter 2013.

BARRICK YEAR-END 2014	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Cortez, Nevada USA

Summary of Operating Data	For the years ended December 31
	2014	2013	% Change	2012
Total tonnes mined (000s)	152,146	134,007	14%	109,046
Ore tonnes processed (000s)	25,957	19,999	30%	8,954
Average grade (grams/tonne)	1.34	2.59	(48%)	5.16
Gold produced (000s/oz)	902	1,337	(33%)	1,370
Gold sold (000s/oz)	865	1,371	(37%)	1,346
Cost of sales ($ millions)	$ 687	$ 636	8%	$ 603
Cash costs (per oz)[1]	$ 498	$ 229	117%	$ 237
All-in sustaining costs (per oz)[1]	$ 706	$ 440	60%	$ 612
All-in costs (per oz)[1]	$ 728	$ 536	36%	$ 632
Summary of Financial Data	For the years ended December 31
	2014	2013	% Change	2012
Segment EBIT ($ millions)	$ 393	$ 1,289	(70%)	$ 1,598
Segment EBITDA ($ millions)[1]	$ 648	$ 1,610	(60%)	$ 1,887
Capital expenditures ($ millions)[2]	$ 189	$ 396	(52%)	$ 502
Minesite sustaining	$ 170	$ 264	(36%)	$ 475
Minesite expansion	$19	$ 132	(86%)	$ 27

[1]	These are non-GAAP financial performance measures; for further information and a detailed reconciliation, please see pages 81 - 91 of this MD&A.
[2]	Amounts presented exclude capitalized interest.

Financial Results

Segment EBIT for 2014 was 70% lower than the prior year, primarily due to a reduction in sales volumes combined with a lower realized gold price.

In 2014, gold production decreased 33% from the prior year, primarily due to the anticipated processing of lower grade ore combined with the impact of a negative grade reconciliation in an area of the open pit in early 2014. Mining in that area of the pit ceased at the beginning of 2015 and consequently a write-down of $46 million related to the attributable capitalized costs was recorded in fourth quarter 2014. This was partially offset by an increase in ore tonnes placed on the leach pads and an increase in tonnes mined from the open pit resulting from the commissioning of new trucks at the end of 2013.

Cost of sales for 2014 was 8% higher than the prior year, primarily due to an increase in processing costs resulting from an increase in tonnes of refractory ore processed, higher reagent costs as a result of increased tonnes on the leach pad and a reduction in capitalized stripping costs, partially offset by lower sales volumes. Cash costs were 117% higher than the prior year, primarily due to the impact of lower sales volume on unit production costs. All-in sustaining costs for 2014 increased by $266 per ounce over the prior year due to higher cash costs, partially offset by a decrease in minesite sustaining capital expenditures.

BARRICK YEAR-END 2014	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital expenditures for 2014 decreased by $207 million, or 52%, from the prior year. The decrease was primarily due to a reduction in capitalized stripping costs and in minesite expansion capital expenditures.

Outlook

At Cortez we expect 2015 gold production to be in the range of 825 to 900 thousand ounces, down slightly compared to 2014 production levels mainly due to a decrease in open pit tonnage processed as a result of mine sequencing, and declining underground ore grade and tonnage due to a transition to lower grade underground ore zones as we advance deeper in the mine. Mining in 2015 will include Cortez Hills and Crossroads pre-stripping, and as a result open pit tonnes processed will be down significantly. The impact of lower tonnes processed from the open pit will be partially offset by higher processed ore grades.

In 2015, we expect cash costs to be in the range of $560 to $610 per ounce, higher than 2014, due to lower capitalized stripping and higher processing costs. Processing costs are expected to rise as a higher proportion of production will be processed at the Goldstrike autoclaves. All-in sustaining costs are expected to be in the range of $760 to $835 per ounce, higher than 2014, primarily due to the impact of lower sales volumes on unit production costs and higher sustaining capital expenditures.

Goldrush

The Goldrush project, located six kilometers from the Cortez mine, is one of the largest gold discoveries of the last decade. Measured and indicated resources stood at 10.6 million ounces and inferred resources were 4.9 million ounces at the end of 2014. The prefeasibility study remains on schedule for completion in mid-2015. Infill drilling in 2014 continued to demonstrate high grade continuity and led to resource upgrades, with nearly 70 percent of the overall resource now in the measured and indicated category. A permit application for twin exploration declines that will allow the company to better explore the northern limits of the known deposit was submitted in the second quarter of 2014.

Cortez Hills Lower Zone

A prefeasibility study for underground mining at Cortez below currently permitted levels will be completed in late 2015. Mineralization in this zone is primarily oxide and higher grade compared to the current underground mine, which is sulfide in nature. The limits of the Lower Zone have not yet been defined, and drilling has indicated the potential for new targets at depth. The exploration drift has been extended to the south, enabling additional step-out drilling, which is anticipated to begin in June. Drill results to date include 36.6 meters at 31.5 grams per tonne and 27.4 meters at 20.9 grams per tonne, both oxide in nature, which compare favorably with the average grade of 13.8 grams per tonne in refractory ore above the 3,800 foot level [7].

Scientific and technical information relating to exploration at the company’s Cortez property contained in this MD&A has been reviewed and approved by Robert Krcmarov, Senior Vice President, Global Exploration of Barrick, who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

[7]

The drill results for the Cortez mine contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. For additional details regarding the Cortez exploration information included in this MD&A, please see Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

BARRICK YEAR-END 2014	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Goldstrike, Nevada USA

Summary of Operating Data	For the years ended December 31
	2014	2013	% Change	2012
Total tonnes mined (000s)	81,410	87,350	(7%)	100,118
Ore tonnes processed (000s)	5,307	6,829	(22%)	7,487
Average grade (grams/tonne)	6.28	5.01	25%	5.89
Gold produced (000s/oz)	902	892	1%	1,174
Gold sold (000s/oz)	908	887	2%	1,175
Cost of sales ($ millions)	$ 651	$ 662	(2%)	$ 730
Cash costs (per oz)	$ 571	$ 618	(8%)	$ 527
All-in sustaining costs (per oz)	$ 854	$ 913	(6%)	$ 809
All-in costs (per oz)	$ 1,170	$ 1,165	-	$ 933
Summary of Financial Data	For the years ended December 31
	2014	2013	% Change	2012
Segment EBIT ($ millions)	$ 496	$ 581	(15%)	$ 1,227
Segment EBITDA ($ millions)	$ 628	$ 693	(10%)	$ 1,340
Capital expenditures ($ millions)	$ 533	$ 474	12%	$ 453
Minesite sustaining	$ 246	$ 251	(2%)	$ 308
Minesite expansion	$ 287	$ 223	29%	$ 145

Financial Results

Segment EBIT for 2014 was 15% lower than the prior year. The decrease was primarily due to a lower realized gold price and an increase in underground mining costs and depreciation expense, partially offset by an increase in capitalized stripping costs.

In 2014, gold production of 902 thousand ounces increased by 1% over the prior year. The increase was primarily due to higher grades from the open pit, combined with increased recoveries, partially offset by a decrease in ore tonnes processed.

Cost of sales for 2014 of $651 million was $11 million, or 2%, lower than the prior year. The decrease was primarily due to a decrease in processing costs and an increase in capitalized stripping costs, partially offset by an increase in sales volume. Cash costs were $571 per ounce, down $47 per ounce, or 8%, compared to the prior year. The decrease was primarily due to the impact of higher sales volume on unit production costs. All-in sustaining costs for 2014 decreased by $59 per ounce compared to the prior year primarily due to the lower cash costs combined with a decrease in minesite sustaining capital expenditures.

In 2014, capital expenditures increased by $59 million, or 12%, compared to the prior year. The increase was primarily due to an increase in minesite expansion capital expenditure as a result of construction activity at the thiosulfate technology project.

BARRICK YEAR-END 2014	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

Goldstrike thiosulfate technology project

Goldstrike achieved first gold production through its autoclaves in fourth quarter 2014, after being successfully retrofitted with Barrick’s innovative and proprietary thiosulfate technology. The new thiosulfate circuit allows for continued production from the autoclaves and accelerates the cash flow from about four million stockpiled ounces. The expected average annual contribution is about 350 to 450 thousand ounces of production (including Cortez ore processed at Goldstrike) in the first full five years following implementation of this process. In 2015, Goldstrike’s production is expected to exceed 1.0 million ounces with contributions from the thiosulfate process. The project will finalize some adjustments to the system in first quarter 2015, with total project costs expected to remain at about $620 million.

Outlook

At Goldstrike we expect 2015 production to be in the range of 1,000 to 1,150 thousand ounces, which is up from 2014 production levels, due primarily to the commissioning of the thiosulfate circuit. As a result of the thiosulfate circuit, ounces produced at the autoclave will increase by approximately 250 thousand ounces in 2015. This will be partially offset by lower production from the roaster due to lower grades from the open pit in 2015. Underground production is expected to be consistent with 2014.

Operating costs are expected to be higher in 2015 due to higher process throughput at the autoclaves, but this will largely be offset by the impact of higher sales volumes on unit production costs. As a result, we expect cash costs to be in the range of $540 to $590 per ounce, which is consistent with 2014, and all-in sustaining costs to be $700 to $800 per ounce, which is down significantly compared to 2014 due to the impact of higher production levels.

Achieving these production and related cost guidance ranges is dependent on the thiosulfate circuit ramping up as planned. This process utilizes new technology, and, as with any such new process, there are risks associated with the ramp-up to full capacity. If the ramp-up progresses slower than we currently anticipate, then our production guidance for both Goldstrike and Cortez would be at risk.

BARRICK YEAR-END 2014	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Pueblo Viejo, Dominican Republic

Summary of Operating Data	For the years ended December 31
	2014	2013	% Change	2012
Total tonnes mined (000s)	21,055	9,192	129%	9,651
Ore tonnes processed (000s)	4,027	2,658	52%	445
Average grade (grams/tonne)	5.53	6.14	(10%)	5.23
Gold produced (000s/oz)	665	488	36%	67
Gold sold (000s/oz)	667	444	50%	-
Cost of sales ($ millions)	$ 885	$ 574	54%	-
Cash costs (per oz)	$ 446	$ 561	(20%)	-
All-in sustaining costs (per oz)	$ 588	$ 735	(20%)	-
All-in costs (per oz)	$ 588	$ 800	(27%)	-
Summary of Financial Data	For the years ended December 31
	2014	2013	% Change	2012
Segment EBIT ($ millions)	$ 669	$ 430	56%	-
Segment EBITDA ($ millions)	$ 912	$ 569	60%	-
Capital expenditures ($ millions)	$ 80	$ 101	(21%)	$ 949
Minesite sustaining	$ 80	$ 73	10%	$ 95
Minesite expansion	-	-	-	-
Project capex	-	$ 28	(100%)	$ 854

Financial Results

Segment EBIT in 2014 was 56% higher than the prior year primarily due to increased sales volume as the minesite ramped up to full production, partially offset by a lower realized gold price.

In 2014, gold production increased by 36% over the prior year, following the completion of major modifications to the autoclave facility in the second half of 2013 as the mine worked to achieve design capacity and all four autoclaves came online. In second quarter 2014, the autoclaves achieved targeted and sustainable run rates, achieving full production. Modifications to the lime circuit are essentially complete and the mine is progressing toward design capacities on copper and silver.

Cost of sales for 2014 was 54% higher than the prior year, primarily due to increased sales volume. Cash costs were 20% lower than the prior year primarily due to the impact of higher sales volume on unit production costs. All-in sustaining costs decreased by 20% from the prior year due to the lower cash costs, partially offset by increased capitalized stripping costs.

In 2014, capital expenditures decreased by 21% from the prior year primarily due to a decrease in project capital expenditures resulting from the completion of the 215 megawatt power plant that was commissioned in third quarter 2013, partially offset by an increase in capitalized stripping costs.

Outlook

At Pueblo Viejo, we expect our equity share of 2015 gold production to be in the range of 625 to 675 thousand ounces, which is in line with 2014 production levels. In 2015, a decrease in processed grade will be offset by greater throughput, mainly as a result of greater plant availability following the completion of plant debottlenecking modifications to the autoclave facility resulting in achievable targeted and sustainable run rates. Modifications to the lime circuit are essentially complete and the mine is progressing toward design capacities on silver and copper.

BARRICK YEAR-END 2014	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

We expect cash costs to be in the range of $390 to $425 per ounce and all-in sustaining costs to be $540 to $590 per ounce. Operating costs are expected to be lower primarily due to an improvement in higher silver and copper by-product credits as the mine works toward design capacities on silver and copper.

Barrick’s team of technical experts has identified multiple opportunities to optimize operations and increase cash flow at Pueblo Viejo. Over the next 12 to 24 months, we will concentrate on decreasing costs and increasing production. This will involve:

—	Increasing plant processing throughput by optimizing blending and autoclave availability
—	Decreasing overall power cost by switching from heavy fuel oil to lower-cost liquid natural gas
—	Reducing costs by optimizing our maintenance spend and reducing G&A

These initiatives and the transition from ramp-up to steady state operations create the opportunity to significantly decrease our all-in sustaining costs over the next five years. In the longer term, Pueblo Viejo has significant reserves and resources as well as substantial exploration potential that will continue to extend the profitable life of the mine. We are actively exploring opportunities to extend the life of the asset beyond 2050.

Pueblo Viejo is one of the world’s leading gold mines. It is expected to produce more than 1 million ounces of gold a year at all-in sustaining costs of less than $700 per ounce over the next three years. The mine is now past commissioning, is fully up and running, and has a long operating life ahead of it with the potential for further additions to reserves and resources.

On February 17, 2015, the Pueblo Viejo mine achieved certain operational and technical milestones as required for the mine’s $1.035 billion loan facility to become non-recourse to Barrick and Goldcorp Inc. As a result, the sponsor guarantees previously provided by Barrick and Goldcorp Inc,. in proportion to their ownership interest in the mine, were terminated as of February 17, 2015.

BARRICK YEAR-END 2014	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Lagunas Norte, Peru

Summary of Operating Data	For the years ended December 31
	2014	2013	% Change	2012
Total tonnes mined (000s)	50,030	36,934	35%	31,226
Ore tonnes processed (000s)	22,110	21,089	5%	20,533
Average grade (grams/tonne)	0.99	1.06	(7%)	1.26
Gold produced (000s/oz)	582	606	(4%)	754
Gold sold (000s/oz)	604	591	2%	734
Cost of sales ($ millions)	$ 335	$ 281	19%	$ 296
Cash costs (per oz)	$ 379	$ 361	5%	$ 318
All-in sustaining costs (per oz)	$ 543	$ 627	(13%)	$ 565
All-in costs (per oz)	$ 543	$ 627	(13%)	$ 565
Summary of Financial Data	For the years ended December 31
	2014	2013	% Change	2012
Segment EBIT ($ millions)	$ 439	$ 548	(20%)	$ 929
Segment EBITDA ($ millions)	$ 531	$ 602	(12%)	$ 987
Capital expenditures ($ millions)	$ 81	$ 139	(42%)	$ 162
Minesite sustaining	$ 81	$ 139	(42%)	$ 162
Minesite expansion	-	-	-	-

Financial Results

Segment EBIT for 2014 decreased 20% from the prior year primarily due to a lower realized gold price combined with higher operating costs, partially offset by an increased sales volume.

In 2014, gold production was 4% lower, compared to the prior year, primarily due to a decrease in average grade, partially offset by increased mine equipment availability resulting in increased tonnes placed on the leach pad combined with higher throughput due to increased crusher availability.

Cost of sales for 2014 was 19% higher than the prior year, primarily due to higher operating costs resulting from an increase in ore tonnes mined combined with higher depreciation expense. Cash costs were 5% higher than the prior year, primarily due to increased mining costs resulting from an increase in ore tonnes mined. All-in sustaining costs decreased 13% from the prior year due to lower minesite sustaining capital expenditures, partially offset by the higher cash costs.

In 2014, capital expenditures decreased by 42% from the prior year, primarily due to the significant construction progress made in 2013 on the new phase 5 leach pad, which is now operational, and the water treatment plants and tailings ponds, which are currently undergoing commissioning.

BARRICK YEAR-END 2014	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook

At Lagunas Norte we expect 2015 production to be in the range of 600 to 650 thousand ounces, which is higher than 2014 production levels as a result of the availability of better recovery ore for the leach pad, increasing the tonnage placed on the leach pads and increasing the flow rate through the Merrill Crowe and CIC plants, which will allow us to convert leach pad inventory into production.

In 2015, we expect cash costs to be in the range of $375 to $425 per ounce and all-in sustaining costs to be $675 to $725 per ounce, which is higher than 2014 levels. The increase in all-in sustaining costs is mainly due to the construction of the Leach Pad Phase 6 Expansion and the engineering and construction of the East Waste dump expansion and ARD Treatment Plant.

Lagunas Norte Refractory Ore

We are currently evaluating options for mining and processing the refractory ore body below the current mine. If successful, this project has the potential to extend the mine life by approximately eight years. The project would leverage existing on-site infrastructure, which improves the risk profile and expected return on investment from the project. If it proceeds, this project will have the potential to unlock the value of other refractory ore deposits in the area.

BARRICK YEAR-END 2014	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Veladero, Argentina

Summary of Operating Data	For the years ended December 31
	2014	2013	% Change	2012
Total tonnes mined (000s)	67,686	78,592	(14%)	83,892
Ore tonnes processed (000s)	29,500	29,086	1%	27,695
Average grade (grams/tonne)	1.00	0.94	6%	1.10
Gold produced (000s/oz)	722	641	13%	766
Gold sold (000s/oz)	724	659	10%	754
Cost of sales ($ millions)	$ 554	$ 568	(2%)	$ 586
Cash costs (per oz)	$ 566	$ 501	13%	$ 487
All-in sustaining costs (per oz)	$ 815	$ 833	(2%)	$ 761
All-in costs (per oz)	$ 815	$ 833	(2%)	$ 761
Summary of Financial Data	For the years ended December 31
	2014	2013	% Change	2012
Segment EBIT ($ millions)	$ 330	$ 354	(7%)	$ 625
Segment EBITDA ($ millions)	$ 446	$ 522	(15%)	$ 819
Capital expenditures ($ millions)	$ 173	$ 208	(17%)	$ 196
Minesite sustaining	$ 173	$ 208	(17%)	$ 196
Minesite expansion	-	-	-	-

Financial Results

Segment EBIT for 2014 was 7% lower than the prior year, primarily due to an increase in sales volume, partially offset by the lower realized gold price.

In 2014, gold production was 13% higher compared to the prior year, primarily due to a positive grade reconciliation from Phase 3 of the Federico pit, partially offset by lower tonnes mined due to decreased primary crusher availability resulting from increased maintenance downtime in first quarter 2014 and lower mine equipment availability.

Cost of sales for 2014 was slightly lower than the prior year, primarily due to lower depreciation expense as a result of impairment charges recorded in 2013 combined with lower operating costs due to the devaluation of the Argentine peso in 2014, partially offset by the impact of higher sales volume. Cash costs were 13% higher than the prior year, primarily due the impact of lower silver by-product credits, partially offset by the impact of higher production levels on unit production costs. All-in sustaining costs decreased slightly, compared to the prior year, primarily due to a reduction in capitalized stripping costs, partially offset by the higher cash costs.

In 2014, capital expenditures decreased 17% compared to the prior year, primarily due to lower minesite sustaining capital expenditures as a result of a reduction in costs related to the leach pad expansion, as construction activities relating to both phases 4 and 5 were ongoing in the first half of 2013, combined with lower capitalized stripping costs. This was partially offset by the commencement in third quarter 2014 of a project related to the recirculation of leach solution to achieve improved recoveries.

BARRICK YEAR-END 2014	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook

At Veladero, we expect 2015 production to be in the range of 575 to 625 thousand ounces, which is down compared to 2014 production levels as a result of lower grade from the Federico pit.

We expect cash costs in 2015 to be in the range of $600 to $650 per ounce and all-in sustaining costs to be $990 to $1,075 per ounce, higher than 2014 levels mainly due to the decline in gold production and higher mining costs associated with lower grades and an increase in waste material being mined in 2015. At Veladero, there are a number of initiatives under way to reduce operating costs mainly in the areas of supply chain and inventory management, maintenance practices, mining productivity and energy costs. Operating costs at Veladero are highly sensitive to local inflation and the foreign exchange rate of the Argentine peso. We have assumed an average ARS:USD exchange rate of 10.2:1 for the purposes of preparing our cash cost and all-in sustaining cost guidance for 2015; however, we do expect further devaluation of the Argentine peso over the next several years which will have a significant impact on our local labor costs and therefore our cash costs and all-in sustaining costs.

Veladero continues to be subject to restrictions that affect the amount of leach solution. New government regulations set a level limit for the leach solution pond, reducing storage capacity, impacting operational capacity to manage solution balance and reducing leaching kinetics, as ore has to be placed on upper levels of the leach pad to maintain pond level. These restrictions are considered in our 2015 operating guidance.

BARRICK YEAR-END 2014	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Turquoise Ridge, Nevada USA

Summary of Operating Data	For the years ended December 31
	2014	2013	% Change	2012
Total tonnes mined (000s)	312	305	2%	265
Ore tonnes processed (000s)	335	340	(1%)	293
Average grade (grams/tonne)	19.62	16.29	20%	16.60
Gold produced (000s/oz)	195	167	17%	144
Gold sold (000s/oz)	200	162	23%	145
Cost of sales ($ millions)	$ 111	$ 109	2%	$ 94
Cash costs (per oz)	$ 473	$ 586	(19%)	$ 547
All-in sustaining costs (per oz)	$ 628	$ 928	(32%)	$ 1,410
All-in costs (per oz)	$ 628	$ 928	(32%)	$ 1,410
Summary of Financial Data	For the years ended December 31
	2014	2013	% Change	2012
Segment EBIT ($ millions)	$ 139	$ 115	21%	$ 147
Segment EBITDA ($ millions)	$ 156	$ 129	21%	$ 162
Capital expenditures ($ millions)	$ 30	$ 55	(45%)	$ 45
Minesite sustaining	$ 30	$ 55	(45%)	$ 45
Minesite expansion	-	-	-	-

Financial Results

Segment EBIT for 2014 increased 21% from the prior year, primarily due to an increase in sales volume, partially offset by a lower realized gold price and higher depreciation expense.

In 2014, gold production of 195 thousand ounces was 17% higher, compared to the prior year. The increase was primarily due to increased throughput and improved ore grades.

Cost of sales for 2014 was consistent with the prior year. Cash costs were 19% lower than the prior year. The decrease was primarily due to the impact of higher sales volume on unit production costs. All-in sustaining costs decreased by 32% compared to the prior year due to lower per ounce cash costs combined with lower minesite sustaining capital expenditures.

In 2014, capital expenditures decreased by 45% compared to the prior year, primarily due to lower minesite sustaining capital expenditures.

BARRICK YEAR-END 2014	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook

At Turquoise Ridge we expect 2015 production to be in the range of 175 to 200 thousand ounces, which is in line with 2014 production levels. In 2015, as we expand into the South Zone[8], lower grades will be offset with higher tonnage mined and processed. We will see the benefit of this expansion into South Zone in 2016 and beyond through increased production.

We expect cash costs in 2015 to be in the range of $570 to $600 per ounce and all-in sustaining costs to be in the range of $875 to $925 per ounce. Cash costs are expected to be higher due to the impact of higher operating costs as a result of higher tonnage mined and processed with expansion into South Zone. All-in sustaining costs in 2015 are expected to be higher than 2014, due to higher spend on sustaining capital to support the ongoing infrastructure requirements in the North Zone as well as mobile equipment for the South Zone.

Turquoise Ridge Second Shaft

The Turquoise Ridge mine contains 4.5 million ounces in reserves (75 percent basis) at an average grade of 16.9 grams per tonne — the highest reserve grade in the company’s operating portfolio and among the highest in the entire gold industry. Turquoise Ridge has considerable untapped potential and could become a core operation for Barrick. The company is advancing a project to develop an additional shaft, which could bring forward more than one million ounces of production, roughly doubling output to an average of 375 thousand ounces per year (75 percent basis) at all-in sustaining costs of about $625-675 per ounce9. The prefeasibility study was completed in January 2015 and key permits are expected in the third quarter. Pending approval by the joint venture partners, construction could commence in the fourth quarter of 2015, with initial production beginning in 2019. Preliminary estimates indicate capital expenditures of approximately $225-$245 million (75% basis) for additional underground development and shaft construction, and an attractive payback period of roughly two and a half years using a gold price assumption of $1,300 per ounce.

Drilling at the northern extension of the deposit confirms the ore body is larger than previously known, at higher grades. Due to the substantial thickness of the mineralization, our engineering team is also looking at the economics of introducing bulk underground mining in some parts of the ore body. Advanced ground support technology and improved reinforcement techniques have also mitigated ground stability issues that challenged previous mining operations at the site.

[8]	Expansion into the South Zone is subject to approval by the joint venture partners.
[9]	Annual average for the first full eight years.

BARRICK YEAR-END 2014	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Porgera, Papua New Guinea

Summary of Operating Data	For the years ended December 31
	2014	2013	% Change	2012
Total tonnes mined (000s)	15,719	18,628	(16%)	21,935
Ore tonnes processed (000s)	5,584	5,354	4%	4,963
Average grade (grams/tonne)	3.10	3.22	(4%)	3.17
Gold produced (000s/oz)	493	482	2%	436
Gold sold (000s/oz)	507	465	9%	426
Cost of sales ($ millions)	$ 545	$ 524	4%	$ 484
Cash costs (per oz)	$ 915	$ 965	(5%)	$ 968
All-in sustaining costs (per oz)	$ 996	$ 1,361	(27%)	$ 1,452
All-in costs (per oz)	$ 996	$ 1,361	(27%)	$ 1,452
Summary of Financial Data	For the years ended December 31
	2014	2013	% Change	2012
Segment EBIT ($ millions)	$ 84	$ 116	(28%)	$ 223
Segment EBITDA ($ millions)	$ 164	$ 190	(14%)	$ 292
Capital expenditures ($ millions)	$ 33	$ 171	(81%)	$ 194
Minesite sustaining	$ 33	$ 171	(81%)	$ 194
Minesite expansion	-	-	-	-

Financial Results

Segment EBIT for 2014 was 28% lower than the prior year. The decrease was primarily due to the lower realized gold price, partially offset by an increase in sales volume.

In 2014, gold production of 493 thousand ounces was 2% higher compared to the prior year. The increase was primarily due to higher recoveries and throughput as a result of improved mill availability.

Cost of sales for 2014 of $545 million was 4% higher than the prior year. The increase was primarily due to the increased sales volume combined with higher operating costs as a result of increased transport and maintenance costs as well as a decrease in capitalized stripping costs. Cash costs were $915 per ounce, down $50 per ounce compared to the prior year. The decrease was primarily due to the impact of higher sales volume on unit production costs. All-in sustaining costs decreased by $365 per ounce, or 27%, compared to the prior year reflecting the focus to significantly decrease minesite sustaining capital expenditures.

In 2014, capital expenditures decreased by $138 million, or 81%, compared to the prior year. The decrease was primarily due to a reduction in capitalized stripping costs as a result of a change in the 2014 mine plan to reduce open pit mining activity.

In 2014, management resolved technical issues and developed an optimized mine plan to sequence the west wall cutback in an economical manner. As a result, management was able to bring a significant portion of the ounces from the open pit back into the 2015 mine plan. The new plan resulted in an increase in the estimated mine life from 8 to 12 years, and an increase in the estimated fair value less cost to dispose (“FVLCD”) of the mine, which has resulted in a partial reversal of a previous impairment loss of $160 million in fourth quarter 2014.

BARRICK YEAR-END 2014	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook

At Porgera we expect 2015 gold production to be in the range of 500 to 550 thousand ounces, which is slightly higher than 2014 production levels. Porgera production is expected to be higher than 2014 mainly due to the change in the mine plan which focuses on the increasing underground mining rates and mining of higher grade open pit material. Processed tonnes are constrained due to sulfur oxidation capacity. However the commencement of concentrate export will allow for stored concentrate to be reclaimed or optimal mill throughput to be achieved.

In 2015, we expect cash costs to be in the range of $775 to $825 per ounce which is lower than 2014 cash costs of $915, primarily due to an increase in capitalized stripping in the open pit. All-in sustaining costs are expected to higher than 2014, mainly due to the increase in sustaining capital in line with the new mine plan.

Porgera is a well-established asset in a highly prospective region with extensive infrastructure, proven technology, and a team that is able to operate successfully in a challenging environment. As part of Barrick’s global strategy we continue to focus on further decreasing Porgera’s cost structure in the short term, with initiatives that could reduce our all-in sustaining costs by approximately 50% over the next decade. In addition, we are advancing plans that could significantly increase the life of the mine. The large drivers of cost and mine life improvements we are exploring include:

•    Decreasing energy costs through a contracted build, own, operate, and transfer model;

•    Reducing the number of expatriate staff by training and developing local talent;

•    Implementing a cost optimization program focused on reducing external spending through commercial negotiations, inventory optimization, and demand management;

•    Consistent positive reconciliation of actual versus mined tonnage, which adds process life and associated underground mine life; and

•    In the longer term, expansions from high-potential targets in the area surrounding the mine.

BARRICK YEAR-END 2014	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Kalgoorlie, Australia

Summary of Operating Data			For the years ended December 31
	2014	2013	% Change	2012
Total tonnes mined (000s)	34,644	36,445	(5%)	33,905
Ore tonnes processed (000s)	5,809	5,924	(2%)	5,871
Average grade (grams/tonne)	2.01	1.97	2%	2.05
Gold produced (000s/oz)	326	315	3%	327
Gold sold (000s/oz)	330	330	-	340
Cost of sales ($ millions)	$ 309	$309	-	$295
Cash costs (per oz)	$ 817	$846	(3%)	$803
All-in sustaining costs (per oz)	$ 1,037	$1,070	(3%)	$1,085
All-in costs (per oz)	$ 1,037	$1,070	(3%)	$1,085

Summary of Financial Data			For the years ended December 31
	2014	2013	% Change	2012
Segment EBIT ($ millions)	$ 106	$154	(31%)	$266
Segment EBITDA ($ millions)	$ 148	$182	(19%)	$286
Capital expenditures ($ millions)	$ 66	$66	-	$87
Minesite sustaining	$ 66	$66	-	$87
Minesite expansion	-	-	-	-

Financial Results

Segment EBIT for 2014 was 31% lower than the prior year. The decrease was primarily due to lower realized gold prices and an increase in depreciation expense compared to the prior year.

In 2014, gold production was 3% higher compared to the prior year primarily due to increased grades and improved recovery, partially offset by a decrease in ore tonnes processed.

Cost of sales for 2014 was in line with the prior year as lower operating costs, resulting from a decrease in ore tonnes mined were offset by an increase in depreciation expense. Cash costs were 3% lower than the prior year primarily due to a decrease in mining costs resulting from a decrease in ore tonnes mined. All-in sustaining costs decreased by $33 per ounce compared to the prior year, primarily due to the lower cash costs.

In 2014, capital expenditures were in line with the prior year as lower capitalized stripping costs at Golden Pike were offset by higher capital expenditures associated with the emissions reduction program.

BARRICK YEAR-END 2014	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook

At Kalgoorlie we expect 2015 production to be in the range of 315 to 330 thousand ounces, which is line with 2014 levels. Kalgoorlie’s mine plan reflects a slightly lower mined grade from Golden Pike in the open pit and an associated lower feed grade and mill recovery. This is offset by higher processed tonnes due to an increase in throughput rates in the Fimiston circuit.

In 2015, we expect cash costs to be in the range of $775 to $800 per ounce and all-in sustaining costs to be in the range of $915 to $940 per ounce, which are expected to be lower than 2014 levels mainly due to the decrease in the expected AUD/USD exchange rate and lower mining costs due to the fall in the diesel price. Mine scheduling in 2015 is expected to result in lower capitalized stripping due to lower waste movement at Golden Pike.

BARRICK YEAR-END 2014	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Acacia Mining plc1, Africa

  100% basis

Summary of Operating Data			For the years ended December 31
	2014	2013	% Change	2012
Total tonnes mined (000s)	44,847	54,100	(17%)	48,303
Ore tonnes processed (000s)	9,036	7,980	13%	7,697
Average grade (grams/tonne)	3.00	2.86	5%	2.86
Gold produced (000s/oz)	719	641	12%	627
Gold sold (000s/oz)	704	650	8%	609
Cost of sales ($ millions)	$693	$ 756	(8%)	$ 794
Cash costs (per oz)	$732	$ 812	(10%)	$ 958
All-in sustaining costs (per oz)	$ 1,105	$ 1,346	(18%)	$ 1,585
All-in costs (per oz)	$ 1,190	$ 1,519	(22%)	$ 1,645

Summary of Financial Data			For the years ended December 31
	2014	2013	% Change	2012
Segment EBIT ($ millions)	$ 191	$ 115	66%	$ 216
Segment EBITDA ($ millions)	$ 320	$ 275	16%	$ 378
Capital expenditures ($ millions)	$ 251	$ 385	(35%)	$ 323
Minesite sustaining	$ 195	$ 272	(28%)	$ 287
Minesite expansion	$ 56	$ 113	(50%)	$ 36
[1]	Formerly African Barrick Gold plc.

Financial Results

Segment EBIT for 2014 was 66% higher than the prior year. The increase was primarily due to higher sales volumes and lower cost of sales, partially offset by lower realized gold prices.

In 2014, gold production was 12% higher compared to the prior year. The increase was due to higher production across all sites. In 2014, production at Buzwagi increased by 15% over the prior year, mainly due to higher ore grades as a result of mining in the main ore zone and increased recovery rates. Production at Bulyanhulu increased by 18% over the prior year primarily due to an increase in ore grades combined with the contribution of ounces from the CIL plant that was commissioned during fourth quarter 2014. At North Mara, production increased by 7% over the prior year primarily due to the processing of more ore tonnes as a result of improved mill efficiency.

Cost of sales for 2014 was 8% lower than the prior year. The decrease was primarily due to lower labor cost as a result of headcount reductions and lower general and administrative costs, partially offset by increased maintenance costs due to higher mine equipment repairs. Cash costs were down 10% from the prior year, primarily due to the reduction in costs of sales combined with the impact of higher production levels on unit production costs. All-in sustaining costs decreased by 18% over the prior year reflecting the lower per ounce cash costs, a decrease in minesite sustaining capital expenditures across all sites and a reduction in capitalized stripping costs at North Mara and Buzwagi.

In 2014, capital expenditures decreased by 35% from the prior year, primarily due to a reduction in minesite sustaining capital expenditures across all sites, partially offset by higher capitalized underground development costs at Bulyanhulu.

BARRICK YEAR-END 2014	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook

We expect Acacia’s 2015 gold production to be in the range of 480 to 510 thousand ounces (Barrick’s share), which is higher than 2014 production levels. Acacia’s production is expected to be higher than 2014 mainly due to a significant increase at Bulyanhulu as a result of grade improvements combined with the processing of more ore tonnes and the contribution of ounces from the CIL expansion. This will be partially offset by a decrease in production at North Mara due to the expected decline in grade as the Gokona pit transitions from an open pit to an underground operation, resulting in an increased proportion of ore being sourced from the lower grade Nyabirama pit.

In 2015, we expect cash costs to be in the range of $695 to $725 per ounce, which is lower than 2014 cash costs of $732 per ounce, primarily due to further cost reductions at Bulyanhulu. All-in sustaining costs are expected to be $1,050 to $1,100 per ounce, which is lower compared to 2014 mainly due to a decrease in sustaining capital at Buzwagi.

BARRICK YEAR-END 2014	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Global Copper, Zambia and Chile

Summary of Operating Data			For the years ended December 31
	2014	2013	% Change	2012
Copper produced (millions of lbs)	436	539	(19%)	468
Copper sold (millions of lbs)	435	519	(16%)	472
Cost of sales ($ millions)	$ 961	$ 1,114	(14%)	$ 1,227
C1 cash costs (per lb)	$ 1.92	$ 1.92	-	$ 2.05
C3 fully allocated costs (per lb)	$ 2.43	$ 2.42	-	$ 2.85

Summary of Financial Data			For the years ended December 31
	2014	2013	% Change	2012
Segment EBIT ($ millions)	$ 233	$ 468	(50%)	$ 394
Segment EBITDA ($ millions)	$ 407	$ 656	(38%)	$ 647
Capital expenditures ($ millions)	$ 298	$ 405	(26%)	$ 741
Minesite sustaining	$ 292	$ 342	(15%)	$ 555
Minesite expansion	-	-	-	-
Project capex	$ 6	$ 63	(90%)	$ 186

Financial Results

Segment EBIT for 2014 was 50% lower than the prior year. The decrease was primarily due to a lower realized copper price combined with a decrease in sales volume, due to a lower production in 2014.

In 2014, copper production of 436 million pounds was 19% lower compared to the prior year. The decrease was primarily due to lower production at Zaldívar resulting from lower tonnes processed combined with a minor disruption in leaching irrigation due to piping and pump failures. The decrease in production at Lumwana was primarily due to the shutdown of the mill and concentrate production for a significant portion of the second quarter 2014 due to the partial collapse of the terminal end of the main conveyor, combined with the adverse effect of an unusually long and severe rainy season in Zambia during second quarter 2014. The partial collapse of the conveyor resulted in an impairment charge of $5 million and the incurring of $10 million in abnormal costs in second quarter 2014.

Cost of sales for 2014 was $961 million, a decrease of 14% compared to the prior year. The decrease was primarily due to lower sales volumes compared to the prior year. C1 cash costs were $1.92 per pound, in line with the prior year. The impact of decreased production levels on unit production costs was more than offset by the benefit of lower direct mining costs. C3 fully allocated costs per pound were $2.43 per pound, in line with the prior year. C3 fully allocated costs primarily reflect the effect of the above factors on C1 cash costs.

In 2014, capital expenditures decreased by $107 million, or 26%, compared to the prior year. The decrease was primarily due to lower minesite sustaining capital expenditures at Zaldívar due to the deferral of expenditures, as well as lower project capital expenditures at Jabal Sayid, which was put on care and maintenance in late 2013.

On December 18, 2014, the Zambian government passed changes to the country’s mining tax regime that would replace the current corporate income tax and variable profit tax with a 20 percent royalty which took effect on January 1, 2015. The application of a 20 percent royalty rate compared to the 6 percent royalty rate the company was paying has a significant negative impact on the expected future cash flows of our Lumwana mine and was considered an indicator of impairment. As a result, we conducted an impairment test and, as a result of the new royalty rate, along with the decrease in our copper

BARRICK YEAR-END 2014	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

price assumptions, recorded $930 million in impairment charges, including the full amount of goodwill of $214 million allocated to Lumwana as a result of the change in segments (see note 19 to the consolidated financial statements).

Our Zaldívar mine experienced a significant decrease in the estimated FVLCD of the mine, primarily as a result of the decrease in fourth quarter 2014 of our long-term copper price assumption and to a lesser extent, as a result of the final assessment of the tax rate increase in Chile. Accordingly, we recorded a goodwill impairment loss of $712 million on Zaldívar.

On April 2, 2014 Zambia’s energy regulator approved a 28.8% electricity price increase for mining companies. Subsequently, the bulk power supply agreement tariffs between state power company ZESCO and Copperbelt Energy Corporation were increased to 6.84 cents per KWhr from 5.31 cents per KWhr. The Lumwana Mining Company has a long-term power supply contract with ZESCO and does not believe that the rates it pays thereunder should be affected by the announced rate increase. Lumwana and several other mining companies in Zambia have been granted leave to challenge the rate increase in court. As noted above, we have announced our intention to suspend operations at the mine and therefore this electricity price increase will not have any immediate impact. We will continue to progress the matter.

Outlook

Copper production is expected to be in the range of 310 to 340 million pounds, lower than 2014 production levels, due to the expected suspension of operations at Lumwana in the first quarter of 2015, following the ratification of the new 20 percent royalty rate in Zambia. The production decrease at Lumwana is partially offset by the increased production at Zaldívar as a result of improved stacker reliability and shovel availability as compared to 2014.

C1 cash costs are expected to be $1.75 to $2.00 per pound compared to $1.92 per pound in 2014 and C3 fully allocated costs are expected to be in the range of $2.30 to $2.60 per pound. C1 cash costs are expected to be slightly lower in 2015 due to cost reductions and the impact of suspending Lumwana operations.

BARRICK YEAR-END 2014	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios1

($ millions, except ratios and share amounts)	As at December 31, 2014	As at December 31, 2013
Total cash and equivalents	$2,699	$2,424
Current assets	3,451	3,588
Non-current assets	27,729	31,436
Total Assets	$33,879	$37,448
Current liabilities excluding short-term debt	$2,227	$2,626
Non-current liabilities excluding long-term debt	5,709	5,741
Debt (current and long-term)	13,081	13,080
Total Liabilities	$21,017	$21,447
Total shareholders’ equity	10,247	13,533
Non-controlling interests	2,615	2,468
Total Equity	$12,862	$16,001
Dividends	$232	$508
Debt	$13,081	$13,080
Total common shares outstanding (millions of shares)[2]	1,165	1,165

Key Financial Ratios:
Current ratio[3]	2.40:1	2.14:1
Debt-to-equity[4]	1.02:1	0.82:1
Debt-to-total capitalization[5]	0.39:1	0.39:1

[1]	Figures include assets and liabilities classified as held-for-sale as at December 31, 2013.
[2]	Total common shares outstanding do not include 5.1 million stock options.
[3]	Represents current assets divided by current liabilities (including short-term debt) as at December 31, 2014 and December 31, 2013.
[4]	Represents debt divided by total shareholders’ equity (including minority interest) as at December 31, 2014 and December 31, 2013.
[5]	Represents debt divided by capital stock and debt as at December 31, 2014 and December 31, 2013.

Balance Sheet Review

Total assets were $33.9 billion at December 31, 2014, a decrease of $3.6 billion compared to total assets at December 31, 2013. The decrease primarily reflects impairments against the carrying value of non-current assets of $2 billion post-tax (pre-tax $2.7 billion) and against goodwill of $1.4 billion. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes and other government receivables, and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate and copper cathode have a settlement period.

Total liabilities at December 31, 2014 totaled $21 billion, consistent with total liabilities at December 31, 2013.

Shareholders’ Equity

As at February 10, 2015	Number of shares
Common shares	1,164,669,708
Stock options	5,145,638

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses, which, collectively, are described as “other comprehensive income” or “OCI”, and excluded from the income statement.

For 2014 other comprehensive income was a loss of $149 million on an after-tax basis. The loss reflected losses of $41 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates, copper prices, and fuel prices, reclassification adjustments totaling $87 million for gains on hedge contracts designated for 2014 (or ineffective

BARRICK YEAR-END 2014	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

amounts) that were transferred to earnings or PPE in conjunction with the recognition of the related hedge exposure, $18 million of gains recorded as a result in changes in the fair value of investments held during the quarter and $42 million in losses for currency translation adjustments, partially offset by $18 million of losses transferred to earnings related to impaired investments, $29 million actuarial losses on pension liability and $15 million gain due to tax recoveries on the overall decrease in OCI.

Included in accumulated other comprehensive income at December 31, 2014 were unrealized pre-tax losses on currency, commodity and interest rate hedge contracts totaling $89 million. The balance primarily relates to currency hedge contracts that are designated against operating costs and capital expenditures, primarily over the next two years, including $23 million remaining in crystallized hedge losses related to our Australian dollar contracts that were settled in the third quarter of 2012 or closed out in the second half of 2013 and $21 million in crystallized hedge gains related to our silver contracts. These hedge gains/losses are expected to be recorded in earnings at the same time the corresponding hedged operating costs/depreciation are recorded in earnings.

Financial Position and Liquidity

Our capital structure comprises a mix of debt and shareholders’ equity. As at December 31, 2014, our total debt was $13.1 billion (debt net of cash and equivalents was $10.4 billion) and our debt-to-equity ratio and debt-to-total capitalization ratios were 1.02:1 and 0.39:1, respectively. This compares to debt as at December 31, 2013 of $13.1 billion (debt net of cash and equivalents was $10.7 billion), and debt-to-equity and debt-to-total capitalization ratios of 0.82:1 and 0.39:1, respectively. We have attributable debt of approximately $200 million maturing by the end of 2015 and less than $1 billion due by the end of 2017 (refer to note 24B to the consolidated financial statements). Our $4.0 billion revolving credit facility (“2012 Credit Facility”) is fully undrawn and expires in January 2020.

[1]	Amounts exclude capital leases and include 60% of the Pueblo Viejo financing and 100% of the Acacia financing.

Our top priority is restoring a strong balance sheet. While our level of debt needs to come down, strong liquidity means the company can tackle its debt in a disciplined manner. Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. Other options to enhance liquidity include drawing the $4.0 billion available under our 2012 Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing), further non-core asset sales and issuances of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including but not limited to, general market conditions and then prevailing metals prices could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P currently rate our long-term debt Baa2 and BBB, respectively. Changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our 2012 Credit Facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in the 2012 Credit Facility (undrawn as at February 18, 2015) requires Barrick to maintain a consolidated tangible net worth (“CTNW”) of at least $3.0 billion. Barrick’s CTNW was $5.7 billion as at December 31, 2014.

BARRICK YEAR-END 2014	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash and equivalents and cash flow

Total cash and cash equivalents as at December 31, 2014 were $2.7 billion10. Our cash position consists of a mix of term deposits, treasury bills and money market investments and is primarily denominated in US dollars.

Summary of Cash Inflow (Outflow)

($ millions)	For the years ended December 31
	2014	2013
Operating inflows	$ 2,296	$ 4,239
Investing activities
Capital Expenditures[1]	$ (2,432)	$ (5,501)
Proceeds from Jabal Sayid JV agreement	216	-
Divestitures	166	522
Other	100	(258)
Total investing outflows	$ (1,950)	$ (5,237)
Financing activities
Net change in debt	$(47)	$ (998)
Dividends	(232)	(508)
Proceeds from divestment of 10% of issued ordinary share capital of Acacia	186	-
Net proceeds from equity offering	-	2,910
Other	33	(62)
Total financing (outflows) inflows	$ (60)	$ 1,342
Effect of exchange rate	(11)	(17)
Increase/(decrease) in cash and equivalents	275	327

[1]	The amounts include capitalized interest of $29 million for year ended December 31, 2014 (2013: $394 million).

In 2014, we generated $2.3 billion in operating cash flow, compared to $4.2 billion of operating cash flow in the prior year. The decrease in operating cash flow primarily reflects lower gross margin levels, primarily due to lower realized gold and copper prices and lower sales volumes, partially offset by a decrease in income tax payments of $594 million in 2014. The most significant driver of the change in operating cash flow is market gold and copper prices. The ability of our operations to deliver projected future cash flows within the parameters of a reduced production profile, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity. The principal uses of operating cash flow are to fund our capital expenditures, interest and dividend payments.

[10]	Includes $670 million cash held at Acacia and Pueblo Viejo, which may not be readily deployed outside of Acacia and/or Pueblo Viejo.

Cash used in investing activities in 2014 amounted to $2 billion compared to $5.2 billion in the prior year. The decrease of $3.3 billion from the prior year is primarily due to a decrease in capital expenditures, partially offset by the proceeds from divestitures, including $216 million in proceeds from the sale of 50% of Jabal Sayid that occurred in 2014. In 2014, capital expenditures on a cash basis were $2.4 billion compared to $5.5 billion in the prior year. The decrease of $3.1 billion is primarily due to a decrease in project capital expenditures due to the decision made in fourth quarter 2013 to temporarily suspend the Pascua-Lama project, and a decrease in minesite sustaining capital across most sites. The decrease in minesite expansion expenditures was primarily due to a reduction in costs at Cortez and Bulyanhulu relating to the CIL plant which was commissioned in fourth quarter 2014.

Net financing cash outflows for 2014 amounted to $60 million, compared to $1.3 billion of cash inflows in the prior year. The net financing cash outflows for 2014 primarily consist of $186 million in proceeds from the divestment of 10% of our share ownership in Acacia, partially offset by $232 million of dividend payments and $188 million in debt repayments. The net financing cash inflows for 2013 primarily consist of $5.4 billion in debt proceeds and $2.9 billion from an equity offering, partially offset by debt repayments of $6.4 billion and $508 million in dividend payments.

BARRICK YEAR-END 2014	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Financial Instruments

  As at December 31, 2014

Financial Instrument	Principal/Notional Amount			Associated Risks
				• Interest rate
Cash and equivalents		$ 2,699	million	• Credit
				• Credit
Accounts receivable		$ 418	million	• Market
				• Market
Available-for-sale securities		$ 35	million	• Liquidity
Accounts payable		$ 1,653	million	• Liquidity
Debt		$ 13,187	million	• Interest rate
Restricted share units		$ 30	million	• Market
Deferred share units		$ 3	million	• Market
	CAD	240	million	• Market/liquidity
	CLP	102,000	million	• Credit
	AUD	462	million	• Interest rate
Derivative instruments - currency contracts	ZAR	421	million
				• Market/liquidity
				• Credit
Derivative instruments - copper contracts		4	million lbs	• Interest rate
				• Market/liquidity
				• Credit
Derivative instruments - energy contracts	Diesel	9	million bbls	• Interest rate

Derivative instruments - interest rate contracts	Receive float interest rate swaps	$ 142	million	• Market/liquidity

Commitments and Contingencies

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 35 to the consolidated financial statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations

BARRICK YEAR-END 2014	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Contractual Obligations and Commitments

		Payments due
		As at December 31, 2014
($ millions)	2015	2016	2017	2018	2019	2020 and thereafter	Total
Debt[1]
Repayment of principal	$ 262	$ 665	$ 127	$ 878	$ 877	$ 10,026	$ 12,835
Capital leases	71	65	62	56	42	56	352
Interest	663	654	633	624	551	6,449	9,574
Provisions for environmental rehabilitation[2]	119	118	76	80	129	2,071	2,593
Operating leases	27	19	19	19	11	39	134
Restricted share units	15	3	9	3	—	—	30
Pension benefits and other post-retirement benefits	21	21	21	21	21	427	532
Derivative liabilities[3]	157	89	28	12	1	—	287
Purchase obligations for supplies and consumables[4]	492	271	124	74	54	139	1,154
Capital commitments[5]	133	5	5	5	4	7	159
Social development costs[6]	73	71	8	8	8	57	225
Total	$ 2,033	$ 1,981	$ 1,112	$ 1,780	$ 1,698	$ 19,271	$ 27,875

[1]

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The debt and interest amounts include 100% of the Pueblo Viejo financing, even though our attributable share is 60 per cent of this total, consistent with our ownership interest in the mine. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2014. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[2]	Provisions for Environmental Rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
[3]

Derivative Liabilities - Amounts presented in the table relate to derivative contracts disclosed under note 24C to the consolidated financial statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

[4]	Purchase Obligations for Supplies and Consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[5]	Capital Commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
[6]	Social Development Costs - Includes Pascua-Lama’s commitment related to the potential funding of a power transmission line in Argentina of $120 million, expected to be paid over the period 2015-2016.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Disclosure controls and procedures form a broader framework designed to ensure that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A and Barrick’s Annual Report. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

BARRICK YEAR-END 2014	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

The management of Barrick, at the direction of our Co-Presidents and Chief Financial Officer, evaluated the effectiveness of the design and operation of internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on that evaluation, Management concluded that the company’s internal control over financial reporting was effective as of December 31, 2014.

As described on page 20 of this report, we announced a change to our organizational structure. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures under the new organizational structure and may make modifications from time to time as considered necessary.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2014 will be included in Barrick’s 2014 Annual Report and its 2014 Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

BARRICK YEAR-END 2014	73	MANAGEMENT’S DISCUSSION AND ANALYSIS

  REVIEW OF QUARTERLY RESULTS

Quarterly Information[1]
	2014				2013
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$ 2,510	$ 2,598	$ 2,432	$ 2,632	$ 2,942	$ 2,985	$ 3,201	$ 3,399
Realized price per ounce – gold[2]	1,204	1,285	1,289	1,285	1,272	1,323	1,411	1,629
Realized price per pound – copper[2]	2.91	3.09	3.17	3.03	3.34	3.40	3.28	3.56
Cost of sales	1,799	1,642	1,590	1,692	1,853	1,788	1,832	1,810
Net earnings (loss)	(2,851)	125	(269)	88	(2,830)	172	(8,555)	847
Per share (dollars)[2,3]	(2.45)	0.11	(0.23)	0.08	(2.61)	0.17	(8.55)	0.85
Adjusted net earnings[2]	174	222	159	238	406	577	663	923
Per share (dollars)[2,3]	0.15	0.19	0.14	0.20	0.37	0.58	0.66	0.92
Operating cash flow	371	852	488	585	1,016	1,231	907	1,085
Adjusted operating cash flow[2]	$ 371	$ 852	$ 488	$ 585	$ 1,085	$ 1,300	$ 815	$ 1,158
[1]	Sum of all the quarters may not add up to the annual total due to rounding.
[2]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[3]

Realized price, adjusted net earnings, adjusted EPS and adjusted operating cash flow are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 81 - 91 of this MD&A.

Our recent financial results reflect a trend of declining spot gold prices, and as a result of an emphasis on cost control and maximizing free cash flow, costs have also decreased. Our adjusted net earnings and adjusted operating cash flow levels have fluctuated with gold and copper realized prices and production levels each quarter. In fourth quarter 2014, we recorded asset and goodwill impairments of $2.8 billion (net of tax effects and non-controlling interests), primarily at Lumwana, Zaldívar and Cerro Casale. The net loss in second quarter 2014 reflected asset and goodwill impairment charges of $514 million relating to Jabal Sayid as a result of classifying the project as held for sale. In fourth quarter 2013, we recorded asset and goodwill impairment charges totaling $2.8 billion (net of tax effects and non-controlling interests), primarily at Pascua-Lama, Porgera, Veladero and goodwill related to our Australia Pacific segment. The net loss in second quarter 2013 reflected asset and goodwill impairment charges totaling $8.7 billion (net of tax and non-controlling interest effects), primarily at Pascua-Lama, Buzwagi, Jabal Sayid and goodwill related to our global copper, Australia Pacific and Capital Projects segments.

Fourth Quarter Results

In fourth quarter 2014, we reported a net loss and adjusted net earnings of $2.9 billion and $174 million, respectively, compared to a net loss and adjusted net earnings of $2.8 billion and $406 million, respectively, in fourth quarter 2013. The net loss in fourth quarter 2014 reflects the recording of $2.8 billion (net of tax effects and non-controlling interests) in impairment charges similar to impairment charges of $2.8 billion (net of tax effects and non-controlling interests) recorded in fourth quarter 2013.

The higher net loss and decrease in adjusted net earnings reflects the lower realized gold and copper prices as well as decreased gold sales volume in fourth quarter 2014 compared to the same prior year period.

In fourth quarter 2014, gold and copper sales were 1.57 million ounces and 139 million pounds, respectively, compared to 1.83 million ounces and 134 million pounds, respectively, in fourth quarter 2013. Revenues in fourth quarter 2014 were lower than the same prior year period reflecting lower market prices for gold and copper and lower gold sales volumes. In fourth quarter 2014, cost of sales was $1.8 billion, a decrease of $54 million compared to the same prior year period, reflecting lower direct mining costs. Cash costs were $628 per ounce, an increase of $55 per ounce, primarily due to lower production levels, partially offset by lower direct mining costs. C1 cash costs were $1.78 per pound for copper, a decrease of $0.03 per pound from the same prior year period due to lower direct mining costs at Lumwana.

In fourth quarter 2013, operating cash flow was $371 million, down 63% from the same prior year period. The decrease in operating cash flow primarily reflects lower realized gold and copper prices, partially offset by a decrease in income tax payments and a lower net loss.

BARRICK YEAR-END 2014	74	MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the consolidated financial statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

Life of mine (“LOM”) estimates used to measure depreciation of property, plant and equipment

We depreciate our assets over their useful life, or over the remaining life of the mine (if shorter). We use the units-of-production basis (“UOP”) to depreciate the mining interest component of PP&E whereby the denominator is the expected mineral production based on our LOM plans. LOM plans are prepared based on estimates of ounces of gold/pounds of copper in proven and probable reserves and the portion of resources considered probable of economic extraction. At the end of each fiscal year, as part of our business cycle, we update our LOM plans and prepare estimates of proven and probable gold and copper mineral reserves as well as measured, indicated and inferred mineral resources for each mineral property. We prospectively revise calculations of depreciation based on these updated LOM plans. As at December 31, 2014, we have used a gold price of $1,100 per ounce to calculate our gold reserves, consistent with the price used as at December 31, 2013.

Provisions for environmental rehabilitations (“PERs”)

We have an obligation to reclaim our mining properties after the minerals have been mined from the site, and have estimated the costs necessary to comply with existing reclamation standards. We recognize the fair value of a liability for a PER such as site closure and reclamation costs in the period in which it is incurred if a reasonable estimate of fair value can be made. PER can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects.

Provisions for the cost of each rehabilitation program are recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. We record a PER in our financial statements when it is incurred and capitalize this amount as an increase in the carrying amount of the related asset. At operating mines, the increase in a PER is recorded as an adjustment to the corresponding asset carrying amount and results in a prospective increase in depreciation expense. At closed mines, any adjustment to a PER is recognized as an expense in the consolidated statement of income.

PERs are measured at the expected value of the future cash flows, discounted to their present value using a current, US dollar real risk-free pre-tax discount rate. The expected future cash flows exclude the effect of inflation. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for the effect of a change in the discount rate and foreign exchange rate when applicable, and the change in estimate is added or deducted from the related asset and depreciated prospectively over the asset’s useful life. A 1% increase in the discount rate would result in a decrease of PER by $323 million and a 1% decrease in the discount rate would result in an increase in PER by $295 million, while holding the other assumptions constant.

In the future, changes in regulations or laws or enforcement could adversely affect our operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, our mining properties, could result in us suffering significant costs. We mitigate these risks through environmental and health and safety programs under which we monitor compliance with laws and

BARRICK YEAR-END 2014	75	MANAGEMENT’S DISCUSSION AND ANALYSIS

regulations and take steps to reduce the risk of environmental contamination occurring. We maintain insurance for some environmental risks; however, for some risks, coverage cannot be purchased at a reasonable cost. Our coverage may not provide full recovery for all possible causes of loss. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of a PER is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of PERs. Expected cash flows relating to PERs could occur over periods of up to 40 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of a PER, the fair value of PERs can materially change over time.

The amount of PERs recorded reflects the expected cost, taking into account the probability of particular scenarios. The difference between the upper end of the range of these assumptions and the lower end of the range can be significant, and consequently changes in these assumptions could have a material effect on the fair value of PERs and future earnings in a period of change.

During the year ended December 31, 2014, our PER balance increased by $125 million primarily due to a decrease in the discount rate used to calculate the PER ($185 million). The increase was partially offset by the divestiture of various sites that occurred in 2014 ($112 million). The offset was a corresponding increase in PP&E for our operations and a debit to other expense at our closed sites.

PERs
(in $ millions)
As at December 31	2014	2013
Operating mines	$ 1,629	$ 1,524
Closed mines and mines in closure	734	731
Development projects	121	104
Total	$ 2,484	$ 2,359

Accounting for impairment of non-current assets

In accordance with our accounting policy, goodwill is tested for impairment at the beginning of the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. Refer to note 20 to the consolidated financial statements for further details including key assumptions and sensitivities.

BARRICK YEAR-END 2014	76	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of impairments

For the year ended December 31, 2014, we recorded post-tax impairment losses of $2 billion (2013: $8.7 billion) for non-current assets and $1.4 billion (2013: $2.8 billion) for goodwill, as summarized in the table below:

	For the years ended December 31

	2014		2013
($ millions)	Pre-tax (100%)	Post-tax (our share)	Pre-tax (100%)	Post-tax (our share)
Goodwill
Australia Pacific	-	-	$1,200	$1,200
Copper	-	-	1,033	1,033
Zaldívar	$712	$712	-	-
Jabal Sayid	316	316	-	-
Lumwana	214	214	-	-
Bald Mountain	131	131	-	-
Round Mountain	36	36	-	-
Capital projects	-	-	397	397
Acacia	-	-	185	185
Total goodwil limpairment charges	$1,409	$1,409	$2,815	$2,815
Asset impairments
Cerro Casale	$1,476	$778	-	-
Lumwana	720	720	-	-
Pascua-Lama	382	382	$6,061	$6,007
Jabal Sayid	198	198	860	704
Porgera	(160)	(160)	746	595
Cortez	46	29	-	-
Buzwagi	-	-	721	439
Veladero	-	-	464	300
North Mara	-	-	286	125
Pierina	-	-	140	98
Kalgoorlie	9	9	-	-
Exploration sites	7	7	112	94
Round Mountain	-	-	78	51
Granny Smith	-	-	73	73
Marigold	-	-	60	39
Ruby Hill	-	-	51	33
Kanowna	-	-	41	41
Plutonic	-	-	37	26
Darlot	-	-	36	25
AFS investments	18	18	26	23
Other[1]	1	4	80	57
Total asset impairment charges	$2,697	$1,985	$9,872	$8,730
Tax effects and NCI	-	712	-	1,142
Total impairment charges (100%)	$4,106	$4,106	$12,687	$12,687

    1 Includes the impairment reversal relating to the Pueblo Viejo power assets.

Indicators of impairment

2014

In second quarter 2014, our Jabal Sayid project in Saudi Arabia met the criteria as an asset held for sale. Accordingly, we were required to allocate goodwill from the Copper Operating Unit to Jabal Sayid and test the Jabal Sayid group of assets for impairment. We determined that the carrying value exceeded the FVLCD, and consequently recorded $514 million in impairment charges, including the full amount of goodwill allocated on a relative fair value basis, of $316 million. In fourth quarter 2014, we closed a transaction to sell a 50% interest of Jabal Sayid for cash proceeds of $216 million.

We reached an agreement to sell a power-related asset at our Pueblo Viejo mine for proceeds that exceeded its carrying value. This asset had previously been impaired in fourth quarter 2012, and therefore we recognized a pre-tax impairment reversal of $9 million. This transaction closed on September 30, 2014.

In fourth quarter 2014, as described in note 19 to the consolidated financial statements, we reorganized our internal management reporting structure. As a result, the goodwill attributable to our former North America Portfolio, Australia Pacific and Copper segments was allocated to the individual cash generating units (“CGUs”) within those operating segments on a relative fair value basis. The allocation of goodwill to the carrying value of our Bald Mountain and Round Mountain CGUs resulted in their carrying values exceeding their FVLCD and, as a result, we recorded goodwill impairment losses of $131 million and $36 million, respectively.

On December 18, 2014, the Zambian government passed changes to the country’s mining tax regime that would replace the current corporate income tax and variable profit tax with a 20 percent royalty which took effect on January 1, 2015. The application of a 20 percent royalty rate compared to the 6 percent royalty rate the company was paying has a significant negative impact on the expected future cash flows of our Lumwana mine and was considered an indicator of impairment. As a result, we conducted an impairment test and, as a result of the new royalty rate along with the decrease in our copper price assumptions, recorded $930 million in impairment charges, including the full amount of goodwill of $214 million allocated to Lumwana as a result of the change in segments (see note 19 to the consolidated financial statements).

Our Zaldívar mine experienced a significant decrease in the estimated FVLCD of the mine, primarily as a result of the decrease in fourth quarter 2014 of our forecast of the long-term copper price and to a lesser extent, as a result of the final assessment of the tax rate increase in Chile.

BARRICK YEAR-END 2014	77	MANAGEMENT’S DISCUSSION AND ANALYSIS

Accordingly, we recorded a goodwill impairment loss of $712 million on this CGU.

In December 2014, the Chilean Supreme Court declined to consider Barrick’s appeal of the Environmental Court Decision on Pascua-Lama on procedural grounds (see note 35). As a result, the Superintendencia del Medio Ambiente (“SMA”) will now re-evaluate the Resolution. Although we cannot reasonably predict the outcome of the resolution, this risk, in combination with the decrease in our long-term silver price assumption in fourth quarter 2014 due to declining market prices, and the continued uncertainty about the timing, and cost and legal and permitting of the project, were deemed to be indicators of impairment. As a result, we assessed the recoverable amount of the project and have recorded an impairment loss on Pascua-Lama of $382 million.

In November 2014, we completed a strategy optimization study for our Cerro Casale project with the goal of identifying a development model that would improve the project economics and risk by reducing the upfront capital requirements in order to generate a higher return on our investment. The study was unable to identify an alternative that provided an overall rate of return above our hurdle rate for a project of this size and complexity. As a result, the budget for 2015 for the project has been significantly reduced, with the 2015 budget focused on preserving the optionality of the project. We will continue activities to protect the asset and assess alternative ways to develop the project in a more economic manner; however, management’s expectation of achieving a suitable rate of return in the current metal price environment has been diminished. The foregoing developments were deemed to be indicators of impairment, and as a result, we assessed the recoverable amount of the project and have recorded an impairment loss on the project of $778 million (Barrick’s share).

At our Porgera mine in Papua New Guinea, we have revised our LOM plan to include a portion of the open pit resources that were removed from the plan in the prior year. In 2013, we did not have a feasible plan to access the open pit reserves due to technical and financial issues with respect to the west wall of the open pit. In 2014, management resolved these technical issues and developed an optimized mine plan to sequence the west wall cutback in an economical manner. As a result, management was able to bring a significant portion of the ounces from the open pit back into the LOM plan. The new plan resulted in an increase in the estimated mine life from 8 to 12 years, and an increase in the estimated FVLCD of the mine, which has resulted in a partial reversal of a previous impairment loss of $160 million.

The annual update to the LOM plan at Cortez resulted in a cessation of mining in one of the open pits at the mine. This was identified as an indicator of impairment, resulting in the impairment of assets specifically related to this pit of $29 million.

2013

The significant decrease in our long-term gold, silver and copper price assumptions in second quarter 2013, due to declining market prices, as well as the regulatory challenges to Pascua-Lama in May 2013 and the resulting schedule delays and associated capital expenditure increases, and a significant change to the mine plan at our Pierina mine, were all considered indicators of impairment, and, accordingly, we performed an impairment assessment for every mine site and significant advanced development project. As a result of this assessment, we recorded non-current asset impairment losses of $6.4 billion after any related income tax effects, including a $5.1 billion impairment loss related to the carrying value of the PP&E at Pascua-Lama; $401 million related to the Jabal Sayid project in our copper segment; $502 million related to Buzwagi and North Mara in Acacia; $219 million related to the Kanowna, Granny Smith, Plutonic and Darlot mines in our Australia Pacific Gold segment; and $98 million related to our Pierina mine in South America.

After reflecting the above non-current asset impairment losses, we conducted goodwill impairment tests and determined that the carrying value of our Copper, Australia Pacific Gold, Capital Projects and Acacia segments exceeded their FVLCD, and therefore we recorded a total goodwill impairment loss of $2.3 billion. The FVLCD of our Copper segment was negatively impacted by the decrease in our long-term copper price assumption in second quarter 2013. The FVLCD of our Australia Pacific Gold segment was negatively impacted by the significant decrease in second quarter 2013 in our long-term gold price assumption. The FVLCD of our Capital Projects segment was negatively impacted by the significant decrease in second quarter 2013 in our long-term gold and silver price assumptions, as well as the schedule delays and associated capital expenditure increase at our Pascua-Lama project. The FVLCD of our Acacia segment was negatively impacted by significant changes in the LOM plans in second quarter 2013 for various assets in the segment, as well as the significant decrease in our long-term gold price assumption.

In fourth quarter 2013, as described below, we identified indicators of impairment at certain of our mines, resulting in non-current asset impairment losses totaling $2.3 billion after any related income tax effects. As a result of our fourth quarter 2013 decision to temporarily suspend construction of our Pascua-Lama Project, we

BARRICK YEAR-END 2014	78	MANAGEMENT’S DISCUSSION AND ANALYSIS

have recorded a further impairment loss on the project of $896 million, bringing the total impairment loss for Pascua-Lama to $6.0 billion for the full year. At our Porgera mine in Papua New Guinea, we have changed our LOM plan to focus primarily on the higher grade underground mine. The new plan resulted in a decrease in the estimated mine life from 13 to 9 years, and a decrease in the estimated FVLCD of the mine, which has resulted in an impairment loss of $595 million. At our Veladero mine in Argentina, the annual update to the LOM plan, which was completed in fourth quarter 2013, was significantly impacted by the lower gold price assumption as well as the effect of sustained local inflationary pressures on operating and capital costs. The new plan resulted in a reduction of reserves and LOM production as the next open pit cutback is uneconomic at current gold prices. This resulted in a significant decrease in the estimated FVLCD of the mine, and accordingly, we recorded an impairment loss of $300 million (post-tax). The annual update to the LOM plan resulted in a decrease in the net present value of our Jabal Sayid project, which is the basis for estimating the project’s FVLCD, and was therefore considered an indicator of impairment. Jabal Sayid’s FVLCD was also negatively impacted by the delay in achieving first production as a result of the High Commission For Industrial Security (“HCIS”) compliance requirements and ongoing discussions with the Deputy Ministry for Mineral Resources (“DMMR”) with respect to the transfer of ownership of the project. As a result, we recorded an impairment loss of $303 million. The annual update to the LOM plan showed a decrease in the net present value at our Round Mountain mine, which was considered to be an indicator of impairment, and we recorded an impairment loss of $51 million. At North Mara, several changes were made to the LOM plan, including a decision to defer Gokona Cut 3, while Acacia finalized a feasibility study into the alternative of mining out this reserve by underground methods. This was considered an indicator of impairment for North Mara, resulting in an impairment loss of $58 million. A wall failure at our Ruby Hill mine in Nevada was also identified as an indicator of impairment, resulting in the impairment of assets specifically related to the open pit of $33 million.

As at December 31, 2013, four of our mines, namely Plutonic, Kanowna, Marigold and Tulawaka, met the criteria as assets held for sale. Accordingly, we were required to re-measure these CGUs to the lower of carrying value and FVLCD. Using these new re-measured values resulted in impairment losses of $12 million at Plutonic and $39 million at Marigold. Also, based on the estimated FVLCD of the expected proceeds related to the expected sale of Kanowna, we have reversed $66 million of the impairment loss recorded in second quarter 2013.

After reflecting the above non-current asset impairment losses, we conducted our annual goodwill impairment test, prior to the reorganization of our operating segments, and determined that the carrying value of our Australia Pacific segment exceeded its FVLCD and therefore we recorded a goodwill impairment loss of $551 million bringing the total impairment loss for Australia Pacific Gold goodwill to $1,200 million for the full year. After the reorganization of the operating segments, we did not identify any indicators of impairment.

Deferred Tax Assets and Liabilities

Measurement of Temporary Differences

We are periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in our consolidated financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Recognition of Deferred Tax Assets

Each period, we evaluate the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning activities. Levels of future taxable income are affected by, among other things, market gold prices, and production costs, quantities of proven and probable gold and copper reserves, interest rates and foreign currency exchange rates. If we determine that it is probable (a likelihood of more than 50%) that all or some portion of a deferred tax asset will not be realized, we do not recognize it in our financial statements. Changes in recognition of deferred tax assets are recorded as a component of income tax expense or recovery for each period. The most significant recent trend impacting expected levels of future taxable income and the amount of recognition of deferred tax assets, has been increased market gold prices. A decline in market gold prices could lead to derecognition of deferred tax assets and a corresponding increase in income tax expense.

BARRICK YEAR-END 2014	79	MANAGEMENT’S DISCUSSION AND ANALYSIS

Deferred Tax Assets Not Recognized

	As at December 31, 2014	As at December 31, 2013
Australia and Papua
New Guinea	$ 367	$ 456
Canada	371	139
US	93	50
Chile	776	471
Argentina	823	928
Barbados	68	71
Tanzania	92	107
Zambia	-	43
Saudi Arabia	67	17
	$ 2,657	$ 2,282

Australia and Papua New Guinea: most of the unrecognized deferred tax assets relate to capital losses that can only be utilized if capital gains are realized, as well as to tax assets in subsidiaries that do not have any present sources of gold production or taxable income. In the event that these subsidiaries have sources of taxable income in the future, we may recognize some of the deferred tax assets.

Canada: most of the unrecognized deferred tax assets relate to tax pools which can only be utilized by income from specific sources and to capital losses that can only be utilized if capital gains are realized in the future.

US: most of the unrecognized deferred tax assets relate to AMT credits which are not probable to be utilized.

Chile and Argentina: most of the unrecognized deferred tax assets relate to Pascua-Lama tax assets, that, considering the suspension of construction activities, do not have any present sources of gold production or taxable income. In the event that there will be sources of taxable income in the future, we may recognize some or all of the deferred tax assets.

Barbados, Tanzania and Saudi Arabia: the unrecognized deferred tax assets relate to the full amount of tax assets in subsidiaries that do not have any present, or sufficient, sources of gold production or taxable income. In the event that these subsidiaries have sources of taxable income in the future, we may recognize some or all of the deferred tax assets.

Zambia: Legislation was enacted in December 2014 to reduce the tax rate on mining income to zero. Therefore, the gross deferred tax asset in Zambia is recorded at Nil. There are significant tax pools available to offset future taxable income in Zambia, should the tax rate be increased in the future.

BARRICK YEAR-END 2014	80	MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Gains/losses and other one-time costs relating to acquisitions/dispositions;
•	Foreign currency translation gains/losses;
•	Significant tax adjustments not related to current period earnings;
•	Costs related to restructuring/severance arrangements, care and maintenance and demobilization costs, and other expenses not related to current operations;
•	Unrealized gains/losses on non-hedge derivative instruments; and
•	Change in the measurement of the PER at closed sites.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. We believe that adjusted net earnings allows investors and analysts to better evaluate the results of our underlying business. Management believes that adjusted net earnings is a useful measure of our performance because tax adjustments not related to the current period; impairment charges, gains/losses and other one-time costs relating to asset acquisitions/dispositions and business combinations; and project costs related to restructuring/severance arrangements, project care and maintenance and demobilization costs, do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. We also adjust for changes in PER discount rates relating to our closed sites as they are not related to our current operating sites and not necessarily indicative of underlying results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the acquisition/disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivatives. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

BARRICK YEAR-END 2014	81	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Adjusted Net Earnings and Adjusted Net Earnings per Share[1]
($ millions, except per share amounts in dollars)	For the years ended December 31			For the three months ended December 31
	2014	2013	2012	2014	2013
Net earnings (loss) attributable to equity holders of the Company	$ (2,907)	($ 10,366)	($ 538)	$ (2,851)	($ 2,830)
Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments	3,394	11,536	4,425	2,848	2,815
Acquisition/disposition (gains)/losses	(48)	442	(13)	(13)	(31)
Foreign currency translation (gains)/losses	169	233	125	(17)	138
Tax adjustments	(49)	297	(83)	63	17
Other expense adjustments[2]	97	483	75	6	296
Unrealized losses/(gains) on non-hedge derivative instruments	137	(56)	(37)	138	1
Adjusted net earnings	$ 793	$ 2,569	$ 3,954	$ 174	$ 406
Net earnings (loss) per share[3]	($2.50)	($10.14)	($0.54)	($2.45)	($2.61)
Adjusted net earnings per share[3]	$0.68	$2.51	$3.95	$0.15	$0.37
[1]	Amounts presented in this table are after-tax and net of non-controlling interest.
[2]	Other expense adjustments include $30 million of demobilization costs relating to Pascua-Lama for the year ended December 31, 2014 (2013: $196 million).
[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Adjusted Operating Cash Flow and Free Cash Flow

Adjusted operating cash flow is a non-GAAP financial measure which excludes the effect of the settlement of currency contracts and the impact of one-time costs. These costs are not reflective of the underlying capacity of our operations to generate operating cash flow and therefore this adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow-generating capability.

Management uses adjusted operating cash flow as a measure internally to evaluate our underlying operating cash flow performance for the reporting periods presented, and to assist with the planning and forecasting of future operating cash flow.

We have adjusted our operating cash flow to remove the effect of the settlement of contingent consideration and non-recurring tax payments. This settlement activity and non-recurring tax payments are not reflective of the underlying capacity of our operations to generate operating cash flow on a recurring basis, and therefore this adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow-generating capability.

Free cash flow is a measure which excludes our share of capital expenditures from adjusted operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Adjusted operating cash flow and free cash flow are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

BARRICK YEAR-END 2014	82	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Operating Cash Flow to Adjusted Operating Cash Flow and Free Cash Flow

($ millions)	For the years ended December 31			For the three months ended December 31
	2014	2013	2012	2014	2013
Operating cash flow	$ 2,296	$ 4,239	$ 5,983	$ 371	$ 1,016
Settlement of currency and commodity contracts	-	64	(385)	-	69
Settlement of contingent consideration	-	-	50	-	-
Non-recurring tax payments	-	56	52	-	-
Adjusted operating cash flow	$ 2,296	$ 4,359	$ 5,700	$ 371	$ 1,085
Capital expenditures	(2,432)	(5,501)	(6,773)	(547)	(1,365)
Free cash flow	($ 136)	($ 1,142)	($ 1,073)	($ 176)	($ 280)

Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and C3 fully allocated costs per pound

Beginning with our 2012 Annual Report, we adopted a non-GAAP “all-in sustaining costs per ounce” measure. This was based on the expectation that the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick) was developing a similar metric and that investors and industry analysts were interested in a measure that better represented the total recurring costs associated with producing gold. The WGC is not a regulatory organization. In June 2013, the WGC published its definition of “adjusted operating costs”, “all-in sustaining costs” and also a definition of “all-in costs.” Barrick voluntarily adopted the definition of these metrics starting with our second quarter 2013 MD&A. Starting in this MD&A, the non-GAAP “adjusted operating costs” was renamed “cash costs”. The manner in which this measure is calculated has not been changed.

The “all-in sustaining costs” measure is similar to our presentation in reports prior to second quarter 2013, with the exception of the classification of sustaining capital. In our previous calculation, certain capital expenditures were presented as mine expansion projects, whereas they meet the definition of sustaining capital expenditures under the WGC definition, and therefore these expenditures have been reclassified as sustaining capital expenditures.

Our “all-in costs” measure starts with “all-in sustaining costs” and adds additional costs which reflect the varying costs of producing gold over the life-cycle of a mine, including: non-sustaining capital expenditures (capital expenditures at new projects and capital expenditures at existing operations related to projects that significantly increase the net present value of the mine and are not related to current production) and other non-sustaining costs

(primarily exploration and evaluation (“E&E”) costs, community relations costs and general and administrative costs that are not associated with current operations). This definition recognizes that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that our use of “all-in sustaining costs” and “all-in costs” will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization. “All-in sustaining costs” and “all-in costs” are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not

BARRICK YEAR-END 2014	83	MANAGEMENT’S DISCUSSION AND ANALYSIS

equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations, but does not reflect a reduction in costs for costs associated with other metal sales.

We believe that C1 cash costs per pound enables investors to better understand the performance of our global copper segment in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. C3 fully allocated costs per pound include C1 cash costs, depreciation, royalties, exploration and evaluation expense, administration expense and non-routine charges.

BARRICK YEAR-END 2014	84	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Cash costs per ounce, All-in sustaining costs per ounce and All-in costs per ounce

($ millions, except per ounce information in dollars)		For the years ended December 31			For the three months ended December 31
	Reference	2014	2013	2012	2014	2013
Cost of sales	A	$ 5,662	$ 6,063	$ 6,078	$ 1,472	$ 1,445
Cost of sales applicable to non-controlling interests[1]	B	(514)	(383)	(216)	(132)	(104)
Cost of sales applicable to ore purchase arrangement	C	-	(46)	(161)	-	-
Other metal sales	D	(183)	(189)	(141)	(45)	(43)
Realized non-hedge gains/losses on fuel hedges	E	(8)	(20)	(8)	4	(5)
Community relations costs related to current operations	F	53	52	39	16	20
Treatment and refinement charges	G	11	6	6	3	2
Total production costs		$ 5,021	$ 5,483	$ 5,597	$ 1,318	$ 1,315
Depreciation	H	($ 1,267)	($ 1,363)	($ 1,401)	($ 332)	($ 268)
Impact of Barrick Energy	I	-	(57)	(90)	-	-
Cash Costs		$ 3,754	$ 4,063	$ 4,106	$ 986	$ 1,047
General & administrative costs	J	300	298	438	82	63
Rehabilitation - accretion and amortization (operating sites)	K	127	139	131	30	31
Mine on-site exploration and evaluation costs	L	20	61	115	6	16
Mine development expenditures[2]	M	655	1,101	1,222	141	236
Sustaining capital expenditures[2]	M	569	901	1,381	208	251
All-in sustaining costs		$ 5,425	$ 6,563	$ 7,393	$ 1,453	$ 1,644
Community relations costs not related to current operations	F	35	23	26	19	12
Rehabilitation - accretion and amortization not related to current operations	K	12	10	10	3	2
Exploration and evaluation costs (non-sustaining)	L	153	117	193	45	30
Non-sustaining capital expenditures[2]
Pascua-Lama	M	195	1,998	1,869	103	605
Pueblo Viejo	M	-	29	512	-	(4)
Cortez	M	19	132	27	5	9
Goldstrike thiosulfate project	M	287	223	145	65	71
Bulyanhulu CIL	M	29	83	27	4	30
Other	M	43	24	35	22	7
All-in costs		$ 6,198	$ 9,202	$ 10,237	$ 1,719	$ 2,406
Ounces sold - consolidated basis (000s ounces)		6,960	7,604	7,465	1,741	1,951
Ounces sold - non-controlling interest (000s ounces)[1]		(675)	(430)	(173)	(168)	(122)
Ounces sold - equity basis (000s ounces)		6,284	7,174	7,292	1,572	1,829
Total production costs per ounce[3]		$ 800	$ 764	$ 767	$ 839	$ 719
Cash costs per ounce[3]		$ 598	$ 566	$ 563	$ 628	$ 573
Cash costs per ounce (on a co-product basis)[3,4]		$ 618	$ 589	$ 580	$ 648	$ 592
All-in sustaining costs per ounce[3]		$ 864	$ 915	$ 1,014	$ 925	$ 899
All-in sustaining costs per ounce (on a co-product basis)[3,4]		$ 884	$ 938	$ 1,031	$ 945	$ 918
All-in costs per ounce[3]		$ 986	$ 1,282	$ 1,404	$ 1,094	$ 1,317
All-in costs per ounce (on a co-product basis)[3,4]		$ 1,006	$ 1,305	$ 1,421	$ 1,114	$ 1,336
[1]	Relates to interest in Pueblo Viejo and Acacia held by outside shareholders.
[2]	Amounts represent our share of capital expenditures.
[3]	Total production costs, cash costs, all-in sustaining costs, and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.
[4]

Amounts presented on a co-product basis remove the impact of other metal sales (net of non-controlling interest) from cost per ounce calculations that are produced as a by-product of our gold production.

BARRICK YEAR-END 2014	85	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)		For the years ended December 31			For the three months ended December 31
		2014	2013	2012	2014	2013
	References
A	Cost of sales - gold
	Cost of sales (statement of income)	$ 6,830	$ 7,329	$ 7,332	$ 1,799	$ 1,853
	Less: cost of sales - copper (Note 5)	(954)	(1,098)	(1,245)	(272)	(265)
	Direct mining, royalties and community relations	787	926	985	221	219
	Depreciation	174	188	253	53	50
	Hedge gains	(7)	(16)	(7)	(2)	(4)
	Add: Barrick Energy depreciation	-	43	102	-	-
	Less: Community relations costs - gold & other non-operating	(69)	(62)	64	(22)	(24)
	Less: Cost of sales related to power sales	(72)	(15)	-	(17)	(15)
	Less: Cost of sales - corporate [1]	(73)	(134)	(175)	(16)	(104)
	Total Cost of Sales - Gold	$ 5,662	6,063	$ 6,078	$ 1,472	1,445

1 2013 and 2012 figures include amounts related to Barrick Energy that was sold in third quarter 2013.

B	Cost of sales applicable to non-controlling interests
Cost of sales applicable to Acacia (Note 5)
	Direct mining, royalties and community relations	$ 564	$ 596	$ 647	$ 165	$ 155
	Depreciation	129	160	162	35	29
	Total related to Acacia	$ 693	$ 756	$ 809	$ 200	$ 184
	Portion attributable to non-controlling interest	$ 222	$ 189	$ 216	$ 66	$ 42
Cost of sales applicable to Pueblo Viejo (Note 5)
	Direct mining, royalties and community relations (excluding cost of sales related to power sales)	$ 566	$ 420	$-	$ 138	$ 143
	Depreciation	243	139	-	56	44
	Total related to Pueblo Viejo	$ 809	$ 559	$-	$ 194	$ 187
	Portion attributable to non-controlling interest	$ 292	$ 194	$-	$ 66	$ 62
	Cost of sales applicable to non-controlling interests	$ 514	$ 383	$ 216	$ 132	$ 104

C	Cost of sales applicable to ore purchase arrangement

Equal to the cost of sales from ore purchase agreements that have economic characteristics similar to a toll milling arrangement, as the cost of producing these ounces is not indicative of our normal production costs. These figures cannot be tied directly to the financial statements or notes.

D	Other metal sales

By-product revenues from metals produced in conjunction with gold are deducted from the costs incurred to produce gold (note 6). By product revenues from metals produced net of copper and non-controlling interest for the three months and year ended December 31, 2014 were $35 million and $139 million, respectively (2013: $37 million and $168 million, respectively, 2012: $130 million).

E	Realizednon-hedge gains/losses on fuel hedges
	Fuel gains/(losses) (Note 24E)	($ 181)	$ 12	$ 6	($ 201)	($ 6)
	Add/Less: Unrealized gains/(losses)	173	(32)	(14)	205	1
	Realized non-hedge gains/(losses) on fuel hedges	($ 8)	($ 20)	($ 8)	$ 4	($ 5)

BARRICK YEAR-END 2014	86	MANAGEMENT’S DISCUSSION AND ANALYSIS

	($ millions, except per ounce information in dollars)	For the years ended December 31			For the three months ended December 31
		2014	2013	2012	2014	2013

F	Community relations costs
	Community relations costs (Note 7)	$ 76	$ 71	$ 75	$ 23	$ 28
	Community relations costs relating to Pascua-Lama	25	18	8	16	10
	Less: NCI of Community relations costs	(4)	(5)	(3)	(2)	(3)
	Less: Community relations costs - non-gold	(9)	(9)	(15)	(2)	(3)
	Total Community relations costs - gold	$ 88	$ 75	$ 65	$ 35	$ 32
	Community relations costs related to current operations	53	52	39	16	20
	Community relations costs not related to current operations	35	23	26	19	12
	Total Community relations costs - gold	$ 88	$ 75	$ 65	$ 35	$ 32

G	Treatment and refinement charges

	Treatment and refinement charges, which are recorded against concentrate revenues, for the three months and year ended December 31, 2014 were $3 million and $11 million, respectively (2013: $2 million and $6 million, respectively, 2012: $6 million).

H	Depreciation - gold
	Depreciation (Note 7)	$ 1,648	$ 1,732	$ 1,651	$ 434	$ 442
	Less: copper depreciation (Note 5)	(174)	(188)	(253)	(53)	(50)
	Add: Barrick Energy depreciation	-	43	102	-	-
	Less: NCI portion	(135)	(88)	(46)	(33)	(17)
	Less: Depreciation - corporate assets	(72)	(136)	(53)	(16)	(107)
	Total depreciation - gold	$ 1,267	$ 1,363	$ 1,401	$ 332	$ 268

I	Impact of Barrick Energy (Note 4)
	Revenue related to Barrick Energy	$-	$ 93	$ 153	$-	$-
	Less: Cost of sales related to Barrick Energy	-	(79)	(165)	-	-
	Add: Barrick Energy depreciation	-	43	102	-	-
	Impact of Barrick Energy	$-	$ 57	$ 90	$-	$-

J	General & administrative costs
	Total general & administrative costs (statement of income)	$ 385	$ 390	$ 503	$ 102	$ 93
	Less: non-gold and non-operating general & administrative costs	(56)	(58)	(74)	(15)	(16)
	Less: NCI portion	(15)	(10)	-	(5)	(2)
	Add: World Gold Council fees	3	8	26	-	2
	Less: non-recurring items1	(17)	(32)	(17)	-	(14)
	Total general & administrative costs	$ 300	$ 298	$ 438	$ 82	$ 63

1 2014 figures include amounts relating to severance costs.

K	Rehabilitation - accretion and amortization

Includes depreciation (note 7) on the assets related to rehabilitation provisions of our gold operations of $17million and $73 million for the three months and year ended December 31, 2014, respectively, (2013: $18 million and $88 million, respectively, 2012: $91 million) and accretion (note 13) on the rehabilitation provision of our gold operations of $16 million and $66 million for the three months and year ended December 31, 2014, respectively (2013: $16 million and $61 million, respectively, 2012: $50 million).

BARRICK YEAR-END 2014	87	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)		For the years ended December 31			For the three months ended December 31
		2014	2013	2012	2014	2013

L	Exploration and evaluation costs
	Exploration and evaluation costs (note 8)	$ 184	$ 208	$ 359	$ 54	$ 54
	Less: exploration and evaluation costs - non-gold & NCI	(11)	(30)	(51)	(3)	(8)
	Total exploration and evaluation costs - gold	$ 173	$ 178	$ 308	$ 51	$ 46
	Exploration & evaluation costs (sustaining)	20	61	115	6	16
	Exploration and evaluation costs (non-sustaining)	153	117	193	45	30
	Total exploration and evaluation costs - gold	$ 173	$ 178	$ 308	$ 51	$ 46

M	Capital expenditures
	Gold segments (Note 5)	$ 1,702	$ 2,558	$ 3,630	$ 443	$ 624
	Pascua-Lama operating unit (Note 5)	195	2,226	2,113	103	635
	Other gold projects[1]	72	177	128	48	51
	Capital expenditures - gold	$ 1,969	$ 4,961	$ 5,871	$ 594	$ 1,310
	Less: NCI portion	(142)	(173)	(204)	(38)	(38)
	Less: capitalized interest (note 13)	(30)	(297)	(567)	(8)	(67)
	Add: capitalized interest relating to copper	-	-	118	-	-
	Total capital expenditures - gold	$ 1,797	$ 4,491	$ 5,218	$ 548	$ 1,205
	Mine development expenditures	655	1,101	1,222	141	236
	Sustaining capital expenditures	569	901	1,381	208	251
	Non-sustaining capital expenditures	573	2,489	2,615	199	718
	Total capital expenditures - gold	$ 1,797	$ 4,491	$ 5,218	$ 548	$ 1,205
[1]	2013 and 2012 figures include capital expenditures related to Barrick Energy that was sold in third quarter 2013.

BARRICK YEAR-END 2014	88	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs per pound and C3 fully allocated costs per pound

($ millions, except per pound information in dollars)	For the years ended December 31			For the three months ended December 31
	2014	2013	2012	2014	2013
Cost of sales	$ 947	$ 1,091	$ 1,227	$ 270	$ 267
Depreciation/amortization	(171)	(184)	(253)	(52)	(49)
Treatment and refinement charges	120	126	95	42	36
Community relations	7	9	10	2	2
Less: royalties	(39)	(48)	(34)	(14)	(12)
Non-routine charges	(1)	5	(56)	-	1
Other metal sales	(1)	(1)	(1)	-	-
Other[1]	(26)	-	(22)	-	-
C1 cash cost of sales	$ 836	$ 998	$ 966	$ 248	$ 245
Depreciation/amortization	171	184	253	52	49
Royalties	39	48	34	14	12
Non-routine charges	1	(5)	56	-	(1)
Administration costs	16	16	9	4	3
Other expense (income)	(5)	17	27	(2)	3
C3 fully allocated cost of sales	$ 1,058	$ 1,258	$ 1,345	$ 316	$ 311
Pounds sold - consolidated basis (millions pounds)	435	519	472	139	134
C1 cash cost per pound[2]	$ 1.92	$ 1.92	$ 2.05	$ 1.78	$ 1.81
C3 fully allocated cost per pound[2]	$ 2.43	$ 2.42	$ 2.85	$ 2.27	$ 2.33
[1]

Includes $17 million related to copper cathode purchases and $10 million of abnormal costs related to the conveyor collapse at Lumwana, as these costs are not indicative of our normal production costs.

[2]	C1 cash costs per pound and C3 fully allocated costs may not calculate based on amounts presented in this table due to rounding.

BARRICK YEAR-END 2014	89	MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Finance income; and
•	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of “impairment charges”. These charges are not reflective of our ability to generate liquidity by producing operating cash flow and therefore this adjustment will result in a more meaningful valuation measure for investors and analysts to evaluate our performance in the period and assess our future ability to generate liquidity.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net earnings

EBITDA and Adjusted EBITDA

($ millions, except per share amounts in dollars)	For the years ended December 31			For the three months ended December 31
	2014	2013	2012	2014	2013
Net earnings (loss)	$ (2,959)	$ (10,603)	$ (549)	$ (3,040)	$ (2,772)
Income tax expense	306	630	(164)	(381)	(338)
Finance costs	721	589	121	180	248
Finance income	(11)	(9)	(11)	(2)	(2)
Depreciation	1,648	1,732	1,753	434	442
EBITDA	($ 295)	($ 7,661)	$ 1,150	$ (2,809)	($ 2,422)
Impairment charges	$ 4,106	$ 12,687	$ 6,502	$ 3,564	3,342
Adjusted EBITDA	$ 3,811	$ 5,026	$ 7,652	$ 755	$ 920
Reported as:
Cortez	$ 648	$ 1,610	$ 1,887	$ 96	$ 290
Goldstrike	628	693	1,340	114	198
Pueblo Viejo	912	569	-	197	166
Lagunas Norte	531	602	987	152	151
Veladero	446	522	819	121	92
Turquoise Ridge	156	129	162	31	41
Porgera	164	190	292	32	29
Kalgoorlie	148	182	286	35	52
Acacia	320	275	378	72	37
Copper	407	656	647	139	180
Other	(549)	(402)	854	(234)	(316)
Impairment charges	(4,106)	(12,687)	(6,502)	(3,564)	(3,342)
EBITDA	($ 295)	($ 7,661)	$ 1,150	($ 2,809)	($ 2,422)
Impairment charges	$ 4,106	$ 12,687	$ 6,502	$ 3,564	$ 3,342
Adjusted EBITDA	$ 3,811	$ 5,026	$ 7,652	$ 755	$ 920

BARRICK YEAR-END 2014	90	MANAGEMENT’S DISCUSSION AND ANALYSIS

Realized Prices

Realized price is a non-GAAP financial measure which excludes from sales:

•	Unrealized gains and losses on non-hedge derivative contracts;
•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
•	Sales attributable to ore purchase arrangements; and
•	Export duties.

This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market value of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

				For the years ended December 31
($ millions, except per ounce/pound information in dollars)	Gold			Copper
	2014	2013	2012	2014	2013	2012
Sales	$ 8,744	$ 10,670	$ 12,564	$ 1,224	$ 1,651	$ 1,689
Sales applicable to non-controlling interests	(851)	(589)	(288)	-	-	-
Sales attributable to ore purchase agreement	-	(46)	(174)	-	-	-
Realized non-hedge gold/copper derivative (losses) gains	1	1	-	(11)	(22)	(76)
Treatment and refinement charges	11	6	6	120	126	95
Export duties	48	51	65	-	-	-
Other[1]	-	-	-	-	-	(22)
Revenues – as adjusted	$ 7,953	$ 10,093	$ 12,173	$ 1,333	$ 1,755	$ 1,686
Ounces/pounds sold (000s ounces/millions pounds)	6,284	7,174	7,292	435	519	472
Realized gold/copper price per ounce/pound[2]	$ 1,265	$ 1,407	$ 1,669	$ 3.03	$ 3.39	$ 3.57
[1]	Revenue related to copper cathode purchases made in second quarter 2014.
[2]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK YEAR-END 2014	91	MANAGEMENT’S DISCUSSION AND ANALYSIS

GLOSSARY OF TECHNICAL TERMS

AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.

BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as silver.

CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

CONTAINED OUNCES: Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

DRILLING:

Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mineral exploration.

In-fill: any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.

EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.

GRADE: The amount of metal in each tonne of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves).

Mill-head grade: metal content of mined ore going into a mill for processing.

Recovered grade: actual metal content of ore determined after processing.

Reserve grade: estimated metal content of an ore body, based on reserve calculations.

HEAP LEACHING: A process whereby gold/copper is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution/sulfuric acid which dissolves the contained gold/copper. The gold/copper-laden solution is then collected for gold/copper recovery.

HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.

MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVE: See pages 93 to 98 – Summary Gold/ Copper Mineral Reserves and Mineral Resources.

MINERAL RESOURCE: See pages 93 to 98 – Summary Gold/Copper Mineral Reserves and Mineral Resources.

MINING RATE: Tonnes of ore mined per day or even specified time period.

OPEN PIT: A mine where the minerals are mined entirely from the surface.

ORE: Rock, generally containing metallic or non–metallic minerals, which can be mined and processed at a profit.

ORE BODY: A sufficiently large amount of ore that can be mined economically.

OUNCES: Troy ounces of a fineness of 999.9 parts per 1,000 parts.

RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re–vegetation of waste rock and other disturbed areas.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

REFINING: The final stage of metal production in which impurities are removed from the molten metal.

STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. Expressed as the total number of tonnes mined or to be mined for each ounce of gold or pound of copper.

TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

BARRICK YEAR-END 2014	92	MANAGEMENT’S DISCUSSION AND ANALYSIS